1-4347





ROGERS CORPORATION

ARIS

P.E. 12-29-02









2002 Annual Report

The world runs better with Rogers







Rogers Corporation is a technology leader in the development and manufacture of high performance specialty materials for a variety of applications in a wide range of markets including: wireless communications, networking/computing, transportation, imaging, and consumer. A majority of the Company's products are covered by patents. Rogers operates manufacturing facilities in Connecticut, Arizona, and Illinois in the U.S., in Ghent, Belgium and in Suzhou, China. Sales offices are located in Japan, Hong Kong, China, Taiwan, Korea and Singapore. Rogers has joint ventures in Japan with Inoac Corporation, in Taiwan with Chang Chun Plastics, and in the U.S. with Mitsui Chemicals and with 3M Corporation.

Contents

1 Financial Highlights
2 Shareholders Letter
6 Rogers Specialty Materials
8 Product Applications
10 Board of Directors and Corporate Officers
12 Senior Managers
13 Corporate Governance

FINANCIAL REVIEW

14 Report of Management
15 Selected Financial Data
16 Management's Discussion and Analysis
26 Consolidated Balance Sheets
28 Consolidated Statements of Income
29 Consolidated Statements of Shareholders' Equity
30 Consolidated Statements of Cash Flows
31 Notes to Consolidated Financial Statements
52 Auditors' Report
53 Shareholder Information

Financial Highlights

(DOLLARS IN MILLIONS EXCEPT PER SHARE AMOUNTS)

	2002	2001	2000	1999	1998
Rogers Combined Sales (Includes 50% of unconsolidated joint venture sales)	**$ 286.7**	$ 276.2	$ 316.8	$ 285.0	$ 245.3
Net Sales	**$ 219.4**	$ 216.0	$ 248.2	$ 247.8	$ 216.6
Income Before Taxes	**24.8**	21.0	37.6	25.9	19.1
Net Income	**18.6**	15.7	26.7	18.6	13.8
Basic Earnings Per Share	**1.20**	1.03	1.79	1.24	.91
Diluted Earnings Per Share	**1.16**	.98	1.69	1.19	.87
Shareholders' Equity	**183.0**	163.1	145.8	116.4	110.2
Long-Term Debt, Less Current Maturities	**0**	1.3	9.1	9.7	13.7

SALES

IN MILLIONS
Includes 50% of Unconsolidated
Joint Venture Sales



PROFITS

IN MILLIONS



EARNINGS PER SHARE

IN MILLIONS



Letter to Our Shareholders, Customers and Employees



Our approach to shareholder letters is that they should be a continuum, which helps you to see if we accomplished what we had planned. Rogers is not a "flavor-of-the-year" company. We believe that the right people guided by a common sense strategy, discipline, hard work and passion for what they do can yield success over the long term. We stayed focused on these principles during 2002 and we believe that it has paid off.

The combined revenue of Rogers Corporation and its joint ventures increased 4% in 2002. That certainly did not set a record but it was achieved during a year when the U.S. was in the throes of an economy that many have described as the worst in decades. For the full year 2002, the Gross Domestic Product of the U.S. economy grew only 2.4%, weak in historical terms. But here is where discipline and hard work played a crucial role – our full year after-tax profits rose 18% over 2001.

One of the reasons for this dramatic growth in profits was taking measures in 2001 to reduce overhead and SG&A, which carried over into 2002 with positive results just as we had planned. Another was that we remained focused on the fundamentals of process improvement, enabled by Six Sigma. This highly disciplined process has helped us continue to become better manufacturers, with gross margins at 31.6% for the year. The third reason our profitability increased was the outstanding contribution of our joint ventures. We have always been actively involved in our joint ventures as they are an important part of our strategy, and they proved this in a dramatic fashion in 2002. The end result was earnings of $1.16 per share compared to $.98 in 2001.

Our strategy of growth through developing our current markets and through acquisitions has been evolving since 1997. We would like to comment on both aspects of the strategy.

Our growth suffered in 2001 as a result of the economy. In 2002, we began to grow again and we believe 2003 will show continuing improvement. To drive growth in our markets, we have added significant resources to the marketing departments of our operating divisions, and as a result have achieved greater focus and discipline in the whole marketing process. Acquisitions have proved to be difficult to accomplish, not because we do not have the means, but because we have been unable to find the right fit. We have added significant resources to business development and remain optimistic that we will find the right businesses to acquire. The only acquisition we made in 2002, a portion of Cellect LLC, is meeting our expectations and will develop into a significant business for Rogers High Performance Foams Division in the years ahead.

In 2002, we sold the Rogers Moldable Composites Division because it was not a business that served our strategic markets. We were able to sell it at a fair price and will use the cash to fund growth opportunities in the future.

Innovation continues to be the foundation of Rogers' success. R&D will remain funded at approximately 6% of our revenue. While there were no major product platform



WALTER E. BOOMER
Chairman and
Chief Executive Officer

ROBERT D. WACHOB
President and
Chief Operating Officer

launches in R&D during 2002, progress indeed was made on a broad front. A great deal of time and effort was devoted to making one of our very successful materials better. R/bak® SA 2000 cushion mounting material, an improved polyurethane printing product, is receiving good reviews in the marketplace. We also expect excellent reception of our new soft, thin BISCO® EC-2000 conductive silicone material. Rogers R/flex® 3600 Liquid Crystalline Polymer ("LCP") laminate material was introduced on time in 2001, but meaningful sales in 2002 did not materialize. While we are as optimistic as ever about its future, the material is proving more difficult to manufacture than we had anticipated. However, this temporary setback is not unusual for new, complex materials. We believe that the knowledge we are gaining with respect to the LCP family of materials will have a positive and dramatic effect on Rogers' future success. The development of a digital laminate to fill an important niche in the high-speed digital electronics world will result in an important product introduction in early 2004. Rogers will also be introducing a bond enhancement for its RO4000® high frequency circuit materials for use in power amplifiers and high-speed digital applications. Our long-term success rests upon our ability to bring new materials solutions to our customers. Our research and development team has always been dedicated to that objective.

In 2002, we made progress towards becoming a world-class manufacturer. We are not world class yet, but we are getting closer. Six Sigma has been successfully implemented and fully embraced by Rogers. It has become the key driver of process improvement, augmented by lean manufacturing techniques and Shainin problem-solving tools. Six Sigma will endure at Rogers because senior management believes in it and are active supporters and participants, and because our people recognize its power in helping them improve processes. The cost savings that resulted from Six Sigma in the first year of its introduction almost paid for the total cost of its implementation. More impor-

tantly, however, it has dramatically changed the way we approach problem solving. In 2003, our goal is to drive Six Sigma deeper into the Company as a cadre of newly trained "green belts" take the process into every "nook and cranny" of the Company. Eventually, Six Sigma will be woven into the fabric of our culture. It will become the way we do our jobs.

Rogers' move to global expansion continues unabated. In 2001, we made the decision to manufacture in China and in 2002 we executed the plan. Starting up in China is not easy and not without risks. We are extremely proud of our team's accomplishments. As this report goes to press, the headquarters of Rogers Technologies Suzhou Company, Ltd. ("RSZ") is established with two facilities in operation. The first products are already in the hands of customers. We have the ability to add another Rogers manufacturing facility when it is needed. Additionally, our sales offices in China will be expanded. We are pleased to report that the rest of our Asian team performed superbly, with increased sales throughout the region. In 2003, our joint venture, Rogers Inoac Corporation ("RIC"), will begin to build a new PORON® materials manufacturing line in Suzhou that will provide materials for Rogers and RIC.

The new leadership team in Rogers Europe reorganized in 2002 to meet the strict demands of a changing environment and shrinking markets. Additionally, they successfully accomplished a small, yet significant, reduction in force that affords them more efficiency. Over time, we expect to see improvements in their profitability. Our new state-of-the-art high frequency circuit materials plant in Ghent, Belgium, came on line as the markets for its material declined. Initially we were concerned by the turn of events, but as we move forward it's becoming quite clear that the plant will become the great asset we had anticipated. We look for continued growth in Europe.

2002 might be called the "Year of the Joint Ventures" for Rogers. We have always reminded everyone of the strategic impor-

ROGERS CORPORATION VS S&P 500 AND RUSSELL 2000

FIVE YEAR RELATIVE STOCK PERFORMANCE



COMBINED SALES BY MARKET

IN MILLIONS
Includes 50% of Unconsolidated Joint Venture Sales



tance of our joint ventures, and their importance was clearly demonstrated in 2002. Joint venture revenues for the year were up almost 12%. Durel had a record year, and the fourth quarter was the best quarter in the history of Polyimide Laminate Systems, LLC ("PLS"). RIC had an outstanding year as well, fueled by the industrial side of its business. Durel, PLS, and RIC all had superb results in 2002. Rogers Chang Chun Technology Co., Ltd ("RCCT") has found it much more challenging than originally planned to gain a foothold in the Taiwan flexible laminate market given the economy and competitive nature of this market. Yet, it too made sales progress in 2002. We believe that this joint venture was a sound investment and has potential to "come into its own" over time.

There continues to be much discussion of corporate governance, and we are pleased to report to you that Rogers has always been committed to operating with integrity. Long before the new rules were contemplated, the Rogers Board of Directors and management had embraced sound corporate governance practices. To name but a few: Walt Boomer is the only member of management who serves as a director; our outside directors are independent and all directors stand for election each year; the audit, compensation and governance committees consist solely of independent directors; the Board meets regularly in executive session and has designated a lead director. The Board will continue to work to enhance long-term shareholder value. Our corporate governance practices will change as necessary to satisfy new rules and regulations, but what won't change is the Company's commitment to achieving corporate governance excellence.

Despite a dismal economy in 2002, Rogers was able to reward its shareholders with significantly improved profitability. We were not satisfied, however, and intend to continue to improve in 2003. Our challenges are as follows: continue to build the Rogers team – "whoever has the best people wins"; successfully execute our global expansion with emphasis on China; thrill our customers with new materials solutions; through Six Sigma, continue our drive to world-class manufacturing; and grow our Company through the development of our markets and acquisitions. All this requires discipline and focus. And because we have both, our future is bright, and we remain on the road to becoming a truly great company.

Sincerely,

WALTER E. BOOMER
Chairman and Chief Executive Officer

ROBERT D. WACHOB
President and Chief Operating Officer

March 3, 2003

Rogers Specialty Materials

The best new products start with the best new materials

As a leading supplier of specialty materials, we know the pressures of new product development inside and out. In a world striving to develop smaller, lighter, faster, safer, more reliable, and more innovative ways to do just about everything, Rogers is meeting the challenge head on.

We supply the specialty materials that make possible the products that enrich people's lives. This has always been our mission and will continue to be our goal.

We're known for our diverse portfolio of products – the result of our relentless commitment to research and development that yields innovative solutions for growing markets. Some of our innovations are listed to the right.

Advanced Circuit Materials

- R/flex® Flexible Circuit Materials
- RO4000® and RO3000® High Frequency Circuit Materials
- RT/duroid® and TMM® High Frequency Circuit Materials
- R/flex® Liquid Photo-imageable Covercoats
- R/flex® 3600 Liquid Crystalline Polymer Laminates
- SSLAM Flexible Circuit Laminates
- INDUFLEX™ Shielding Materials

High Performance Foams

- PORON® Urethane Foams
- BISCO® Silicone Materials
- R/bak® Compressible Printing Plate Mounting Materials
- PORON® Footwear Materials
- PORON Medical® Foams
- Polyolefin Foams

Other Polymer Materials and Components

- Power Distribution Components
- ENDUR® Elastomer Components
- Rogers Nonwoven Materials
- Nitrophyl® Floats
- DUREL® Electroluminescent Lamps and Integrated Circuit Inverters for Driving EL Lamps

From press runs...

to running shoes...

The world runs better with Rogers.

A MATERIALS DIFFERENCE. Pick an industry – virtually any industry. In sporting goods, high-tech and automotive applications, Rogers Specialty Materials (among them high-performance foams, advanced circuit materials, and engineered components) are helping Rogers customers securely make a leap from high-performing products... to higher-performing products.







The First Choice of Customers Worldwide

Innovative materials solutions for strategic markets...

Rogers is there

In an ever-changing world, where product design and manufacturing often take place on different sides of the planet, Rogers has the global reach to meet its customers' needs. With manufacturing facilities and sales offices across the United States, Europe and Asia, we offer both the convenience of a worldwide presence and a true understanding of global markets.

Our market diversity has served us well and will continue to bring us balanced growth.

Some of the many applications for our materials include:

Communications

- High frequency circuits
- Gaskets and shock absorbing pads
- Backlighting for displays and keypads
- Shielding against electromagnetic interference
- Environmental seals, shielding and shock absorbing parts
- Handset components
- High-performance transceivers, antennas and amplifiers
- Power distribution in base stations for mobile communications and other switching systems
- Flexible, high-speed, high-density, board-to-board interconnections

Computers and Hard Disk Drives

- Sealing and shock absorbing components
- Flexible interconnections
- Electromagnetic shielding
- Spacers, seals and shock absorbing parts
- Illumination of keypads and displays
- Interconnections in high-speed computing equipment
- Disk drive recording head electrical interconnections
- Disk drive flexible interconnections

Imaging

- Laser printer, copier, mail sorter and automated teller machines paper transport, toner transfer and fusing components
- Flexible interconnections
- Printing plate mounting products
- Shock absorbing components
- Dampening sleeves
- Cushioning in flexographic printing plate applications

Transportation

- Illumination and backlighting for cluster displays
- Shielding against electromagnetic interference
- Floats for fuel tank fill levels
- Interconnection systems for use in electric trains, trams, metros and people movers
- Seal and vibration absorbing components
- Heat shields, seals, gap fillers, and shock absorbing parts
- Flexible circuit connections

Consumer

- Dial and display illumination for watches, clocks, medical products, and electronic sporting goods
- Footwear cushion insoles and inserts
- Shock absorbing components
- Cushioning and padding for orthotic inserts and artificial limbs
- Padding for orthopedic casts and pressure bandages
- Seals in appliances

Rogers...

moving fast...

Keeping pace with the world

THE WORLD IS IN A HURRY. Its mantra is "better-faster-cheaper." No diversified manufacturer is better equipped to respond to these demanding marching orders than Rogers Corporation. Rogers is making the future happen now for customers in communications, computers and hard disk drives, imaging, transportation, and a wide array of consumer markets.







Board of Directors

Leonard M. Baker (4)(5)
PRAXAIR, INC.
Retired Senior Vice President and Chief Technical Officer

Harry H. Birkenruth (3)(4*)
ROGERS CORPORATION
Retired Chairman and Chief Executive Officer

Walter E. Boomer
ROGERS CORPORATION
Chairman and Chief Executive Officer

Edward L. Diefenthal (1)(4)
SOUTHERN HOLDINGS, INC.
Chief Executive Officer

Gregory B. Howey (2)(3*)
OKAY INDUSTRIES, INC.
President

Leonard R. Jaskol (1*)(3)
LYDALL, INC.
Retired Chairman and Chief Executive Officer

Eileen S. Kraus (2)(5)
FLEET BANK OF CONNECTICUT
Retired Chairman

William E. Mitchell (3)(5*) (Lead Director)
ARROW ELECTRONICS, INC.
President and Chief Executive Officer

Robert G. Paul (1)(2*) (Financial Expert)
ALLEN TELECOM INC.
President and Chief Executive Officer

COMMITTEES OF THE BOARD OF DIRECTORS:

(1) Compensation and Organization Committee
(2) Audit Committee
(3) Finance Committee
(4) Safety and Environment Committee
(5) Nominating and Governance Committee
* *Denotes Chairperson of the Committee*

Corporate Officers

Walter E. Boomer
Chairman and Chief Executive Officer

Robert D. Wachob
President and Chief Operating Officer

Bruce G. Kosa
Vice President Technology

John A. Richie
Vice President Human Resources

James M. Rutledge
Vice President Finance, Chief Financial Officer, and Treasurer

Robert M. Soffer
Vice President, Secretary, and Clerk

Paul B. Middleton
Corporate Controller







ABOVE: BOARD OF DIRECTORS

SHOWN FROM LEFT TO RIGHT:

Harry H. Birkenruth, Robert G. Paul, Walter E. Boomer, Eileen S. Kraus, William E. Mitchell, Leonard M. Baker, Leonard R. Jaskol, Edward L. Diefenthal, Gregory B. Howey

RIGHT: EXECUTIVE LEADERSHIP TEAM – STAFF

SHOWN STANDING FROM LEFT TO RIGHT:

Michael L. Cooper, John A. Richie, Mario C. Kerr

SHOWN SEATED FROM LEFT TO RIGHT:

James M. Rutledge, David W. Richardson, Bruce G. Kosa, Frank H. Roland

RIGHT: EXECUTIVE LEADERSHIP TEAM – OPERATIONS

SHOWN STANDING FROM LEFT TO RIGHT:

Robert C. Daigle, Johan Lecoutere, Peter G. Kaczmarek

SHOWN SEATED FROM LEFT TO RIGHT:

Harry W. Kenworthy, W. David Smith

Senior Managers

Michael L. Cooper
Vice President and
Chief Information Officer

Robert C. Daigle
Vice President
ADVANCED CIRCUIT MATERIALS
Chandler, Arizona

Mark J. DeLassus
Director, Strategic Marketing

Debra J. Granger
Director, Corporate
Compliance and Controls

Peter G. Kaczmarek
Vice President
HIGH PERFORMANCE FOAMS
Woodstock and Rogers, Connecticut; and Carol Stream, Illinois

Harry W. Kenworthy
Vice President
Manufacturing

Mario C. Kerr
Vice President
Sales and Marketing

Ty Lawrence McFarland
Vice President
Supply Chain Management

David W. Richardson
Vice President
Business Development

Frank H. Roland
Vice President
Business Development

Michael E. St. Lawrence
Director, Strategic Marketing

W. David Smith
Vice President
ELASTOMER COMPONENTS
South Windham, Connecticut

Wholly-Owned Foreign Subsidiaries

ROGERS TECHNOLOGIES (SUZHOU) COMPANY, LTD
Suzhou, PRC
Gary L. Cornwell
Director

ROGERS JAPAN INC.
Tokyo, Japan
Yasunori Sugita
Director

ROGERS KOREA, INC.
SEOUL, KOREA
Won Don Oh
General Manager

ROGERS TECHNOLOGIES SINGAPORE, INC.
Singapore
Mark W. L. Sia
General Manager

Terry Kao
Regional Director,
Greater China Sales

ROGERS SOUTHEAST ASIA, INC.
Hong Kong

ROGERS TAIWAN, INC.
Taipei, Taiwan

ROGERS CHINA, INC.
Guangzhou, PRC

Johan Lecoutere
Vice President Rogers
Corporation Europe

ROGERS N.V.
Ghent, Belgium

ROGERS-INDUFLEX N.V.
Ghent, Belgium

Joint Ventures

ROGERS INOAC CORPORATION
Nagoya and Mie, Japan
Toshi Inukai
General Manager
JOINT VENTURE PARTNER:
Inoac Corporation

DUREL CORPORATION
Chandler, Arizona
John R. Dowdell
President
JOINT VENTURE PARTNER:
3M Corporation

POLYIMIDE LAMINATE SYSTEMS, LLC
Chandler, Arizona
James R. Carroll
President
JOINT VENTURE PARTNER:
Mitsui Chemicals, Inc.

ROGERS CHANG CHUN TECHNOLOGY CO., LTD.
Hsin-Chu, Taiwan
Albert Lin
Chairman of the Board
JOINT VENTURE PARTNER:
Chang Chun Plastics, Co., Ltd.



Corporate Governance Practices

Rogers has long subscribed to sound corporate governance practices and such basic principles are described below. Once the new regulatory requirements are finalized, these principles will be modified, but what will not change is the Company's commitment to achieving corporate governance excellence.

1 The Board is accountable to stockholders. Its primary purpose is to work with management to maximize long-term stockholder value while ensuring that procedures are in place to maintain the integrity of the Company.

2 All directors stand for election annually.

3 No current member of management, other than the CEO, serves on the Board.

4 Except for the current CEO and the previous CEO, all of the directors are independent under the proposed New York Stock Exchange rules.

5 The charters of Board committees are approved by the entire Board and such charters clearly establish committee responsibilities.

6 The: (i) Audit, (ii) Compensation and Organization and (iii) Nominating and Governance Committees consist solely of independent directors.

7 The Audit Committee has more than one member who has accounting or financial management expertise, and has one member who is an "Audit Committee Financial Expert" as defined by the SEC.

8 The Board regularly meets in executive session and there is a "lead director".

9 The Board annually evaluates its own performance and that of the CEO.

10 The Board annually reviews and approves a strategic plan and a one-year operating plan that is linked to strategic objectives.

11 The Board oversees CEO and other senior management succession planning.

12 Directors have complete access to all levels of management and also are provided with opportunities to meet with members of management on a regular basis

Financial Review

Report of Management

The consolidated financial statements and related information of Rogers Corporation and its wholly-owned subsidiaries appearing in this Annual Report have been prepared by management, which is responsible for their integrity and objectivity. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States and, necessarily, include some amounts that are based on management's best estimates and judgment.

The consolidated financial statements have been audited by Ernst & Young LLP, independent auditors, whose audits were performed in accordance with auditing standards generally accepted in the United States and include studies and evaluations of the systems of internal accounting controls to the extent they are deemed necessary.

The Company maintains a system of internal accounting controls designed to provide reasonable assurance that assets are safeguarded and transactions are executed and recorded in compliance with management's authorization. In establishing systems of internal control, management weighs the cost of such systems against the benefits that it believes can be derived. The Company's internal control system is based upon written procedures, organizational structures that provide an appropriate division of responsibility, and the careful selection and training of qualified personnel.

The Board of Directors monitors the Company's financial reports, accounting practices, and internal control systems through its Audit Committee. The membership of the Committee consists solely of independent directors who meet periodically to discuss audit and financial reporting matters with representatives of financial management and Ernst & Young LLP. The independent auditors have free access to the Audit Committee.

Selected Financial Data

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	2002	2001	2000	1999	1998
SALES AND INCOME					
Net Sales	**$ 219,438**	$ 216,037	$ 248,215	$ 247,839	$ 216,574
Income Before Income Taxes	**24,809**	20,979	37,634	25,877	19,126
Net Income	**18,607**	15,734	26,720	18,631	13,771
PER SHARE DATA					
Basic	**1.20**	1.03	1.79	1.24	.91
Diluted	**1.16**	.98	1.69	1.19	.87
Book Value	**11.81**	10.62	9.65	7.94	7.24
FINANCIAL POSITION (YEAR-END)					
Current Assets	**87,675**	84,916	92,849	72,547	69,164
Current Liabilities	**34,780**	29,692	38,745	36,741	32,305
Ratio of Current Assets to Current Liabilities	**2.5 to 1**	2.9 to 1	2.4 to 1	2.0 to 1	2.1 to 1
Cash, Cash Equivalents, and Short-Term Investments	**28,928**	20,891	10,100	9,955	9,849
Working Capital	**52,895**	55,224	54,104	35,806	36,859
Property, Plant and Equipment – Net	**99,883**	98,454	94,199	84,652	79,969
Total Assets	**257,701**	223,809	221,514	183,406	176,174
Long-Term Debt less Current Maturities	**–**	1,315	9,116	9,740	13,687
Shareholders' Equity	**183,038**	163,062	145,813	116,417	110,231
Long-Term Debt as a Percentage of Shareholders' Equity	**0%**	1%	6%	8%	12%
OTHER DATA					
Depreciation and Amortization	**13,571**	13,712	12,507	10,375	8,439
Research and Development Expenses	**13,596**	12,570	12,493	10,791	10,352
Capital Expenditures	**22,682**	18,032	22,744	13,621	28,965
Number of Employees (Average)	**1,251**	1,376	1,358	1,197	1,122
Net Sales per Employee	**175**	157	183	207	193
Number of Shares Outstanding at Year-End	**15,496,261**	15,356,284	15,102,670	14,664,652	15,235,332

Management's Discussion and Analysis

Overview

For the year 2002, net sales were $219.4 million, up 2% from $216.0 million in 2001. Combined Sales for 2002, which include half of the sales of Rogers' four unconsolidated 50% owned joint ventures, totaled $286.7 million, up 4% from $276.2 million from 2001.

Both income before income taxes and net income increased 18% to $24.8 million and $18.6 million, respectively. Diluted earnings per share for the year were $1.16, up from $0.98 in 2001 and basic earnings per share were $1.20 in 2002, up from $1.03 in 2001. The Company maintained the 25% effective income tax rate for 2002 and 2001.

The increase in earnings resulted primarily from improved manufacturing operations yielding increased margins, containment of commercial support costs, and increased joint venture income.

Sales and Operating Profits

SALES – 2002 OVER 2001

Net sales were $219.4 million in 2002, up from $216.0 million in 2001. Combined Sales, which include half of the sales of Rogers' four unconsolidated 50% owned joint ventures, totaled $286.7 million in 2002, compared to $276.2 million in 2001. The major cause of the increase in revenue was due to the increase in sales in the High Performance Foam segment mitigated by overall decreases in the Company's other two business segments. The increase in sales in High Performance Foams stemmed from increased sales of urethane foam products in the industrial and printing markets and the polyolefin foam acquisition. The decreases in the other two segments were due, in part, to the continued softness in the wireless infrastructure markets and the divestiture of the Company's Moldable Composites Division ("MCD") in November 2002.

SALES – 2001 OVER 2000

Net sales were $216.0 million in 2001, down from $248.2 million in 2000. Combined Sales, which include half of the sales of Rogers' four unconsolidated 50% owned joint ventures, totaled $276.2 million, compared to $316.8 million in 2000. The major causes of the decrease in revenue were the widespread slowdown in the wireless communications industry and the general downturn in the overall global economy.

OPERATING INCOME – 2002 OVER 2001

Manufacturing margins increased from 31% in 2001 to almost 32% in 2002. This is due primarily to the continued cost saving initiatives implemented in 2001 and 2002. Some of these cost saving measures included: Six Sigma, lean manufacturing, raw material cost reductions, business unit consolidations, plant rationalizations, outsourcing low value production and/or moving it to lower production cost environments, and workforce reductions.

Selling and administrative expenses remained approximately the same in both total dollars and as a percentage of sales, at 18%.

In 2002 the Company incurred restructuring charges of $2.2 million. These charges were associated solely with the severance benefits for 62 employees of which 48 had been terminated prior to year-end. The remaining employees were notified prior to year-end. The separation date of these residual employees will occur on varied dates in 2003. These workforce reductions were initiated in order to appropriately align resources with the Company's business requirements, given varied ongoing operational initiatives, including non-strategic business unit consolidations, plant rationalizations, outsourcing low value production and/or moving it to lower production cost environments, and support function reorganizations to streamline administrative activities. As of December 29, 2002 the balance in the accrual for these charges was $1.6 million.

Research and development ("R&D") expenses were $13.6 million in 2002 compared to $12.6 million in 2001. This increase is due to the cost of additional technical personnel commensurate with the continuing increased focus on new product and market development.

OPERATING INCOME – 2001 OVER 2000

Manufacturing margins declined from 33% in 2000 to 31% in 2001. The Company was able to sustain good manufacturing margins, even with significantly lower revenues, due to implementation of a number of cost saving initiatives. Some of these measures included: production furloughs, receiving discounts for early payment of payables, reduced raw material pricing and the closing of most facilities during the last week of 2001.

Selling and administrative expenses decreased slightly in total dollars, but increased as a percentage of sales from 16% in 2000 to 18% in 2001. The increase in percentage of sales is primarily due to the decreased sales volume experienced by the Company.

Acquisition/Restructuring costs for 2001 totaled $2.0 million, which included $1.5 million for acquisition costs and $500,000 for restructuring.

With respect to the $1.5 million in acquisition costs, in early 2001, the Company had entered into a definitive agreement to purchase the Advanced Dielectric Division ("ADD") of Tonoga, Inc. (commonly known a Taconic.) In May 2001, the Company announced that active discussions with Taconic to acquire the ADD business had been suspended and it was not anticipated that the acquisition would occur. Accordingly, $1.5 million in costs associated with this potential acquisition were written off during the second quarter. In October 2001, the Company formally terminated the acquisition agreement.

The restructuring charge of $500,000 in 2001 primarily related to severance benefits for employees terminated within the Printed Circuit Materials segment, which stemmed from the merging of two business units within the segment. The balance in the accrual at December 30, 2001 was $25,000.

Research and development expenses were $12.6 million in 2001 compared to $12.5 million for 2000. This increase is due to the cost of technical employees added in 2000. Such spending was being maintained so as to preserve the R&D infrastructure to keep the Company well positioned for growth in the future.

OTHER INCOME AND EXPENSE – 2002 OVER 2001

Net interest income for 2002 was lower than 2001 due to lower rates earned on excess available cash. There was no capitalized interest in 2002.

Other income less other charges increased to $10.9 million in 2002 from $8.0 million in 2001. This increase was largely due to a significant increase in joint venture income, primarily from Durel Corporation, offset somewhat by lower royalty income. The operations and the performance of the joint ventures are described further in the joint venture section below.

OTHER INCOME AND EXPENSE – 2001 OVER 2000

Net interest income for 2001 was lower than 2000 due to lower rates earned on excess available cash and less interest being capitalized. The amount of capitalized interest of $457,000 for 2000 was approximately $400,000 higher than in 2001.

Other income less other charges increased slightly from 2000 to 2001. Commission income from Polyimide Laminate Systems, LLC ("PLS") and joint venture income earned was $2.5 million less in 2001. This decrease was primarily offset by an increase in royalty income and a one-time licensing fee.

Income Taxes

The effective tax rate was 25% in both 2002 and 2001, a decrease from the effective tax rate in 2000 of 29%. In 2002, as in 2001, the effective tax rate continued to benefit from foreign tax credits, research and development credits, and non-taxable foreign sales income.

In December 2002, the Belgian government enacted a tax rate decrease effective for years ending in 2003 or later. All ending deferred tax balances attributable to Belgian operations were restated from the 40.17% tax rate to the new 33.99% tax rate for U.S. GAAP purposes to reflect this change. The 2002 international tax rate differential includes this reduction to the deferred international tax expense of $813,000, net of the current international tax expense in excess of the U.S. statutory tax rate of $194,000.

The Company recognized a U.S. deferred tax asset in 2002 and 2001 of $2.1 million and $1.3 million, respectively. The recognition was determined to be more likely than not based on the availability and amount of recoverable taxes paid in the Federal carry-back period.

Backlog

The Company's backlog of firm orders was $21.7 million at December 29, 2002, $23.3 million at

December 30, 2001 and $31.8 million at December 31, 2000. The decrease in 2002 versus 2001 is due primarily to the divestiture of MCD, partially offset by increased orders in the majority of the Company's ongoing businesses.

Segment Sales and Operations

HIGH PERFORMANCE FOAMS:

Sales of High Performance Foams increased 31% in 2002 as compared to 2001. The Company's urethane foams realized increased sales due to better penetration in the electronic handheld device and printing markets. The new polyolefin foam business, which was acquired in early 2002, also contributed to the year's improved sales. Despite the severe downturn in the aircraft industry, silicone foam sales only experienced a moderate decrease.

High Performance Foam revenues were lower in 2001 by 16%, as compared to 2000, due in part to the cell phone inventory overhang that was present throughout the first half of 2001. Sales of these materials into cellular phone handsets began to rebound in the second half of 2001.

Operating income from High Performance Foams was $8.1 million in 2002 and $4.6 million in 2001. The increase in operating income in 2002 was primarily due to the higher level of urethane product sales, the incremental sales for the polyolefin acquisition, and improvement in manufacturing operations. Operating profit was lower in 2001 by $6.6 million as compared to 2000 due to a decrease in sales.

PRINTED CIRCUIT MATERIALS:

Sales of Printed Circuit Materials decreased 7% in 2002 and 12% in 2001. Sales of high frequency materials were negatively impacted by the continued softness in the wireless infrastructure market in 2002 and 2001. While overall 2002 sales in Printed Circuit Materials were down from 2001, sales were only slightly off from the Company's overall expectations, due to increased market share for high frequency materials in satellite television receivers, design wins in flexible laminates for cell phone applications and sales to a major U.S. customer who is seeing increased flexible circuit sales into the hard disk drive industry. Wireless communication base stations, satellite television receivers, and wireless communication antennas are major uses for these high frequency materials.

Printed Circuit Materials operating income was $4.8 million in 2002 and $6.2 million in 2001. The lower level of sales was the major factor leading to the decrease in 2002. In 2001, operating income was also lower by $6.0 million than in the prior year. This decrease was also due to lower sales in addition to the 2001 restructuring charge of $500,000 that was applicable to this segment, as described above.

POLYMER MATERIALS AND COMPONENTS:

Sales of Polymer Materials and Components decreased 8% in 2002 and 12% in 2001. The major reason for the sales decrease in 2002 was the aforementioned divestiture of MCD that occurred in the last quarter of the year. The sales decrease in 2001 was primarily due to the general economic climate.

Polymer Materials and Components operating income was $1.3 million and $2.3 million for 2002 and 2001, respectively, a decrease of $1.0 million and $3.8 million in 2002 and 2001. Lower sales were the primary cause of the decrease in operating income in both years. However, the businesses in this segment continue to improve their manufacturing operations and in some cases, have initiated moving some of the production to Suzhou, China, a lower operating cost environment.

Joint Ventures

DUREL CORPORATION:

Durel Corporation, the Company's 50% owned joint venture with 3M which manufactures electroluminescent lamps and designs and sells semiconductor inverters, recorded sales in 2002 which were 41% higher than in 2001. Both sales and profits at this joint venture set new yearly records. The record year was the result of new automotive adoptions and well-timed design wins in new cell phone models.

Durel experienced a decrease in sales of 20% from 2000 to 2001. New cell phone models featuring Durel products, whose introduction had been delayed during the first nine months of 2001 due to an inventory glut, started to ramp into production in the fourth quarter of 2001. Durel's profits for 2001 were also lower than 2000 but were higher in the fourth quarter of 2001 than in all of the previous three quarters of 2001 combined.

On June 28, 2001, Durel was informed that the patent infringement lawsuit it filed against

Osram Sylvania Inc., which had been decided in Durel's favor in February 2000, had been reversed by the U.S. Court of Appeals. In December 2001, Durel and Osram Sylvania agreed to a worldwide cross-licensing of the disputed patents and an agreement not to assert future patents against either company's existing products.

ROGERS INOAC CORPORATION ("RIC"):

In January 2002, RIC sold its elastomer components product line to the Company's Japanese joint venture partner, Inoac Corporation. The sale has allowed the joint venture to focus on its high performance foams business, which is consistent with the Company's strategic focus. This transaction had no significant impact on earnings.

Sales of RIC decreased by 38% from 2001 to 2002. This decrease is attributed to RIC selling its elastomer components product line to Inoac Corporation. Comparing 2002 to 2001, without the elastomer components product line, sales would have increased by 20%. RIC's high performance foam sales benefited in 2002 from increased activity in Asia in the industrial side of its business.

Sales of RIC decreased 14% from 2000 to 2001 due to general economic conditions.

POLYIMIDE LAMINATE SYSTEMS, LLC ("PLS"):

Sales of PLS, the Company's joint venture with Mitsui Chemicals, Inc., which sells adhesiveless laminates for trace suspension assemblies ("TSA's"), were 1% higher in 2002 and 17% higher in 2001. In the fourth quarter of 2002, PLS had its best quarter ever. The increase in sales is due to increased demand at its customer, which saw a spike in demand in the fourth quarter of 2002 for its TSA's. This spike was due to lower yields at some of its respective customers who are transitioning to higher density disk drive recording heads.

ROGERS CHANG CHUN TECHNOLOGY CO., LTD. ("RCCT"):

RCCT, the Company's joint venture with Chang Chun Plastics Co., Ltd. ("CCP"), which was established in late 2001 to manufacture flexible circuit material for customers in Taiwan, saw its first sales in 2002. While the sales were slightly lower than the Company's expectations, progress was definitely made in establishing a foothold in this market and the Company looks to the future for this positive trend to continue.

Product and Market Development

R&D as a percentage of sales was approximately 6% in 2002 and 2001 and 5% in 2000. While there were no major product platform launches in R&D during 2002, progress was made on a broad front. For example, R/bak® 2000 cushion mounting material, an improved polyurethane printing product, is receiving good reviews in the marketplace. The Company also expects excellent reception of its new soft, thin BISCO® EC-2000 conductive silicone material. In addition, a number of new versions of the Company's very successful RO4000® family of high frequency materials were introduced.

The R&D department is dedicated to the objective that the Company's long-term success rests upon its ability to bring new materials solutions to customers.

Acquisitions/Divestitures

In early 2002, the Company acquired much of the intellectual property and most of the polyolefin foam product lines of Cellect LLC. This polyolefin foam business is being integrated into Rogers High Performance Foams operations in Illinois. This new business was modestly accretive to earnings in 2002. Continued market response to this purchase has been very positive.

On November 18, 2002, the Company completed the divestiture of MCD, located in Manchester, Connecticut. MCD was sold to Vyncolit North America Inc., a subsidiary of the Perstorp Group, Sweden. Under the terms of the agreement, the Company will receive a total of approximately $21.0 million for the business assets excluding the intellectual property and a five-year royalty stream from the intellectual property license. Half of the $21.0 million was paid in cash upon consummation of the transaction. A note receivable was provided for the remainder of the proceeds and will be paid over a five-year period. There was effectively no gain or loss on the sale transaction.

Sources of Liquidity and Capital

Net cash provided by operating activities amounted to $26.0 million in 2002, $39.0 million in 2001 and $23.7 million in 2000, respectively.

The positive cash flow in 2002 was due primarily to continued strength in cash flow from operations, strong cash flows from the joint ventures which enabled Durel Corporation to pay down its working capital loan from the Com-

pany, and positive results from the continuation of the company-wide initiative to reduce inventory levels.

The positive cash flow in 2001 was due primarily to the continued strength in cash flow from operations, lower level of accounts receivable at year-end commensurate with lower sales in the fourth quarter comparisons, and a company-wide initiative to reduce inventory levels.

Capital expenditures totaled $22.7 million in 2002 and $18.0 million in 2001. Despite the economic climate in both years, the Company continued to invest in its long-term future.

In 2002, the Company completed the purchase of a new building in Carol Stream, Illinois to house the newly acquired polyolefin product line and the existing silicone foam business in Illinois. The Company also invested in a new manufacturing campus in Suzhou, China. In 2001, the Company completed the construction of a building addition in Arizona that was started in 2000. Additional press capacity for high frequency materials was installed late in 2001 and came on line early in 2002. During 2001 and 2002, the Company established a new manufacturing facility for high frequency laminates in Ghent, Belgium. This facility was brought on line in January 2003.

Cash generated from the Company's operating activities exceeded capital spending in both years, and spending was financed through these internally generated funds.

The Company has an unsecured multi-currency revolving credit agreement with two domestic banks and can borrow up to $50.0 million, or the equivalent in certain other foreign currencies. Amounts borrowed under this agreement are to be paid in full by December 8, 2005. The rate of interest charged on outstanding loans can, at the Company's option and subject to certain restrictions, be based on the prime rate or at rates from 50.0 to 112.5 basis points over a Eurocurrency loan rate. The spreads over the Eurocurrency rate are based on the Company's leverage ratio. Under the arrangement, the ongoing commitment fee varies from 30.0 to 37.5 basis points of the maximum amount that can be borrowed, net of any outstanding borrowings and the maximum amount that beneficiaries may draw under outstanding letters of credit. There were no borrowings pursuant to this arrangement at December 29, 2002. The loan agreement contains restrictive covenants primarily related to total indebtedness, interest expense, capital expenditures and net worth. The Company is in compliance with these covenants.

The Company had designated 390.2 million Belgian francs as a hedge of its net investment in a foreign subsidiary in Belgium ($9.1 million at December 31, 2000). On July 6, 2001, the Company repaid the debt at the then current Belgian franc rate, amounting to $8.2 million. During the year 2001, the Company recorded $900,000 of net pretax gains related to the hedge in other comprehensive income in shareholders' equity.

In September 2001, Rogers N.V., a Belgian subsidiary of the Company, signed an unsecured revolving credit agreement with a European bank. Under this arrangement Rogers N.V. now can borrow up to 6.2 million Euro. Amounts borrowed under this agreement are to be repaid in full by May 1, 2005. The rate of interest charged on outstanding loans is based on the Euribor plus 25.0 basis points. At December 29, 2002, Rogers N.V. had no borrowings under this agreement.

As of December 29, 2002, Durel Corporation had repaid its working capital loan of $5.0 million to the Company. Under this arrangement, borrowings had to be made in increments of $250,000, could not exceed $8.0 million in the aggregate, would be at the prime rate of interest and any amounts that were repaid by Durel could subsequently be reborrowed during the term of the loan arrangement. The arrangement expired in September 2002 and was not extended.

At December 29, 2002, Durel had met its obligations under the financing arrangement of a third party loan in which the Company had an indirect 50% loan guarantee. No payments were required and no losses were incurred by the Company under this guarantee as Durel paid the loan off in full.

Capital expenditures in 2003 are forecasted to approximate $25.0 million. Management believes that over the next twelve months, internally generated funds plus available lines of credit will be sufficient to meet the capital expenditure and ongoing needs of the business. However, the Company continually reviews and evaluates the adequacy of its lending facilities and relationships.

Dividend Policy

In 1992, the Board of Directors voted to discontinue cash dividends. The Company evaluates

from time-to-time the desirability of paying a dividend; however, at present, the Company expects to maintain a policy of emphasizing longer-term growth of capital rather than immediate dividend income.

Environmental Activities and General Litigation

On October 24, 2001, a breach of contract lawsuit was filed against the Company in the United States District Court for the District of Connecticut seeking damages in the amount of $25.0 million or more, as well as specific performance and attorneys' fees (Tonoga, Ltd., d/b/a Taconic Plastics Ltd., Tonoga, Inc., Andrew G. Russell, and James M. Russell v. Rogers Corporation). As discussed below and in the footnotes to the financial statements, the lawsuit was associated with the Company's termination, in October 2001, of an acquisition agreement for the purchase of ADD of Taconic. In September 2002, a confidential settlement agreement concerning all matters raised in this litigation was negotiated and entered into. The settlement had no material impact on the current year results.

The Company is subject to federal, state, and local laws and regulations concerning the environment and is involved in the following matters: 1) the Company is currently involved as a potentially responsible party ("PRP") in two Superfund sites; 2) the Company is working with consultants and the Connecticut Department of Environmental Protection to monitor the area where remediation work was completed to address historic polychlorinated biphenyl ("PCB") contamination at its Woodstock, Connecticut facility; and 3) the Company and the United States Environmental Protection Agency settled a dispute, in January 2003, regarding the alleged improper disposal of PCB's by the Company. The Company had accrued $325,000 in 2002 for this dispute and the provision recorded will be sufficient to cover the requirements of this settlement.

There recently has been a significant increase in certain U.S. states in asbestos-related product liability claims against numerous industrial companies. The Company has been named, along with hundreds of other industrial companies, as a defendant in some of these cases. The Company strongly believes it has valid defenses to these claims and intends to defend itself vigorously. In addition, the Company believes that it has sufficient insurance to cover all costs associated with these claims. Based upon past claims experience and available insurance coverage, management believes that these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows.

In addition to the above issues, the nature and scope of the Company's business bring it in regular contact with the general public and a variety of businesses and government agencies. Such activities inherently subject the Company to the possibility of litigation, including environmental and product liability matters that are defended and handled in the ordinary course of business. The Company has established accruals for matters for which management considers a loss to be probable and reasonably estimable.

The Company does not believe that the outcome of any of the above matters will have a material adverse effect on its financial position nor has the Company had any material recurring costs or capital expenditures relating to environmental or product liability matters, except as disclosed in the Notes to Consolidated Financial Statements. Refer to Note J of the Notes to Consolidated Financial Statements for a discussion of the above matters and the related costs.

New Accounting Standards

In July 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with earlier application encouraged. The Company will adopt SFAS No. 146 for exit or disposal activities that are initiated after December 31, 2002, and it does not expect that the adoption of this Statement will have a significant impact on the Company's financial position or results of operations.

On December 31, 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure", which amends

the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" and Accounting Principles Board ("APB") Opinion No. 28, "Interim Financial Reporting". SFAS No. 148 requires expanded disclosures within the Company's Summary of Significant Accounting Policies and within the Company's condensed consolidated interim financial information filed on Form 10-Q. SFAS No. 148's annual disclosure requirements are effective for the fiscal year ending December 29, 2002. SFAS No. 148's amendment of the disclosure requirements of APB Opinion No. 28 is effective for financial reports containing condensed consolidated financial statements for interim periods beginning after December 15, 2002.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others," ("FIN 45"). FIN 45 requires that each guarantee meeting the characteristics described in the Interpretation be recognized and initially measured at fair value and requires additional disclosures. FIN 45's disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002 and the initial recognition and measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 15, 2002.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin ("ARB") No. 51," ("FIN 46"). FIN 46 clarifies the application of ARB No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003, and to existing variable interest entities in the interim period beginning after June 15, 2003. The Company is reviewing FIN 46 to determine its impact, if any, on future reporting periods.

Critical Accounting Policies

Management is required to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates and assumptions are based on accounting policies that have been consistently applied and are in accordance with accounting principles generally accepted in the United States. The policies that are deemed critical are those that could have different valuations if another methodology was used. The Company deems, however, that appropriate reserves have been established and other methodologies would not yield results that are materially different. These critical accounting policies are listed below.

ALLOWANCE FOR DOUBTFUL ACCOUNTS: In circumstances where the Company is made aware of a specific customer's inability to meet its financial obligations, a reserve is established. The majority of accounts are individually evaluated on a regular basis and appropriate reserves are established as deemed appropriate. The remainder of the reserve is based upon historical trends and current market assessments.

INVENTORIES: The Company maintains an obsolescence and slow-moving reserve. Products and materials that are specifically identified as obsolete are fully reserved. Most products that have been held in inventory greater than one year are fully reserved unless there are mitigating circumstances. The remainder of the reserve is general in nature and fluctuates with market conditions, design cycles and other economic factors.

In addition, the Company values certain inventories using the last-in, first-out ("LIFO") method. Accordingly, a LIFO valuation reserve is calculated using the link chain index method and is maintained to properly value these inventories.

INVESTMENTS IN UNCONSOLIDATED JOINT VENTURES: The Company accounts for its investments in and advances to unconsolidated joint ventures, all of which are 50% owned, using the equity method. This method was chosen due to the level of investment and because the Company has the ability to exercise significant influence, but not control, over the joint ventures' operating and financial policies.

ENVIRONMENTAL AND PRODUCT LIABILITY: The Company accrues for its environmental investigatory, remediation, operating and maintenance costs when it is probable that a liability has been incurred and the amount can be reasonably estimated. The most likely cost to be incurred is accrued based on an evaluation of currently available facts with respect to each individual site, including existing technology, current laws

and regulations and prior remediation experience. Where no amount within a range of estimates is more likely, the minimum is accrued. For sites with multiple potential responsible parties, the Company considers its likely proportionate share of the anticipated remediation costs and the ability of the other parties to fulfill their obligations in establishing a provision for those costs. Liabilities with fixed or reliably determinable future cash payments are discounted. Accrued environmental liabilities are only reduced by potential insurance reimbursements when they have been confirmed or received from the insurance company.

Product liability claims are accrued on the occurrence method based on insurance coverage and deductibles in effect at the date of the incident and management's assessment of the probability of loss when reasonably estimable.

GOODWILL: Goodwill is considered to be impaired when the net book value of a reporting unit exceeds its estimated fair value. Fair values are primarily established using a discounted cash flow methodology. The determination of discounted cash flows is based on the businesses' strategic plans and long-range planning forecasts. The revenue growth rates included in the plans are management's best estimates based on current and forecasted market conditions, and the profit margin assumptions are projected by each segment based on the current cost structure and anticipated cost reductions. If different assumptions were used in these plans, the related undiscounted cash flows used in measuring impairment could be different and additional impairment of assets might be required to be recorded.

FAIR VALUE OF FINANCIAL INSTRUMENTS: The Company believes that the carrying values of financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable, and accrued liabilities approximate fair value as a result of the short-term maturities of these instruments.

Market Risk

The Company is exposed to market risk from changes in interest rates and foreign exchange rates. The Company does not use derivative instruments for trading or speculative purposes. The Company monitors foreign exchange and interest rate risks and manages such risks on specific transactions. The risk management process primarily uses analytical techniques and sensitivity analysis.

The Company has various borrowing facilities where the interest rates, although not fixed, are relatively low. Currently, an increase in the associated interest rates would not significantly impact interest expense on these facilities as the Company has paid them off in full, thus the Company has no debt.

The fair value of the Company's investment portfolio or the related interest income would not be significantly impacted by either a 100.0 basis point increase or decrease in interest rates due mainly to the size and short-term nature of the Company's investment portfolio and the relative insignificance of interest income to consolidated pretax income.

The Company's largest foreign currency exposure is against the Euro, primarily because of its investments in its ongoing operations in Belgium. In addition to the Euro exposure, commensurate with the Company's growth and expansion in Asia, particularly China, the Company is experiencing an escalation of foreign currency exposure against the currencies in countries such as China, Japan, Taiwan, Korea, and Singapore. Exposure to variability in currency exchange rates is mitigated, when possible, through the use of natural hedges, whereby purchases and sales in the same foreign currency and with similar maturity dates offset one another. The Company can initiate hedging activities by entering into foreign exchange forward contracts with third parties when the use of natural hedges is not possible or desirable.

Forward-Looking Information

Certain statements in this Management's Discussion and Analysis section and in other parts of this annual report may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by such forward-looking statements. Such factors include changing business, economic, and political conditions both in the United States and in foreign countries; increasing competition; changes in product mix; the development of new products and manufac-

turing processes and the inherent risks associated with such efforts; changes in the availability and cost of raw materials; fluctuations in foreign currency exchange rates; and any difficulties in integrating acquired businesses into the Company's operations. Such factors also apply to the Company's joint ventures. Additional information about certain factors that could cause actual results to differ from such forward-looking statements include, but are not limited to, the following:

TECHNOLOGY AND PRODUCT DEVELOPMENT

The Company's future results depend upon its ability to continue to develop new products and improve its product and process technologies. The Company's success in this effort will depend upon the Company's ability to anticipate market requirements in its product development efforts, the acceptance and continued commercial success of the end user products for which the Company's products have been designed, and the Company's ability to adapt to technological changes and to support established and emerging industry standards.

In particular, the wireless communications market is characterized by frequent new product introductions, evolving industry standards, rapid changes in product and process technologies, price competition and many new potential applications. The products that the Company manufactures and sells to the wireless communications market are relatively new. To continue to be successful in this area, the Company must be able to consistently manufacture and supply materials that meet the demanding expectations of customers for quality, performance and reliability at competitive prices. The timely introduction by the Company of such new products could be affected by engineering or other development program slippages and problems in effectively and efficiently increasing production to meet customer needs. In addition, the markets for computers and related equipment, such as printers and electronic hand held devices, are characterized by rapid technological change, significant pricing pressures and short lead times. Because the Company manufactures and sells its own materials to meet the needs of these markets, the Company's results may be affected by these factors.

VOLATILITY OF DEMAND

The computer and related equipment industry and the wireless communications industry have historically been characterized by wide fluctuations in product supply and demand. From time-to-time, the industries have experienced significant downturns, often in connection with, or in anticipation of, maturing product cycles and declines in general economic conditions. These downturns have been characterized by diminished product demand, production over-capacity and accelerated price erosion. The Company's business may in the future be materially and adversely affected by such downturns.

ENVIRONMENTAL LITIGATION

The Company is currently engaged in proceedings involving two Superfund sites, as a participant in a group of potentially responsible parties. The Company's estimation of environmental liabilities is based on an evaluation of currently available information with respect to each individual situation, including existing technology, presently enacted laws and regulations, and the Company's past experience in the addressing of environmental matters. Although current regulations impose potential joint and several liability upon each named party at any Superfund site, the Company expects its contribution for cleanup to be limited due to the number of other potentially responsible parties, and the Company's share of the contributions of alleged waste to the sites, which the Company believes is de minimis. However, there can be no assurances that the Company's estimates will not be disputed or that any ultimate liability concerning these sites will not have a material adverse effect on the Company.

CAPITAL EXPENDITURES

The level of anticipated 2003 capital expenditures and the anticipated benefits to be derived from such expenditures could differ significantly from the forecasted amounts due to a number of factors including, but not limited to: changes in design, differences between the anticipated and actual delivery dates for new machinery and equipment, problems with the installation and start-up of such machinery and equipment, delays in the construction or modifications of buildings and delays caused

by the need to address other business priorities, as well as changes in customer demand for the products the Company manufactures.

RAW MATERIALS

The Company from time to time must procure certain raw materials from single or limited sources that expose the Company to vulnerability to price increases and the varying quality of the material. In addition, the inability of the Company to obtain these materials in required quantities could result in significant delays or reductions in its own product shipments. In the past, the Company has been able to purchase sufficient quantities of the particular raw material to sustain production until alternative materials and production processes could be requalified with customers. However, any inability of the Company to obtain timely deliveries of materials of acceptable quantity or quality, or a significant increase in the prices of materials, could materially and adversely affect the Company's operating results.

FOREIGN MANUFACTURING AND SALES

The Company's international manufacturing and sales involve risks, including imposition of governmental controls, currency exchange fluctuation, potential insolvency of international customers, reduced protection for intellectual property rights, the impact of recessions in foreign countries, political instability, employee selection and retention and generally longer receivables collection periods, as well as tariffs and other trade barriers. There can be no assurance that these factors will not have an adverse effect on the Company's future international manufacturing and sales, and consequently, on the Company's business, operating results and financial condition.

ACQUISITIONS AND DIVESTITURES

Acquisitions are an important component of the Company's growth strategy. Accordingly, the Company's future performance will depend on its ability to correctly identify appropriate businesses to acquire, negotiate favorable terms for such acquisitions and then effectively and efficiently integrate such acquisitions into the Company's existing businesses. There is no certainty that the Company will succeed in such endeavors.

In relation to acquisitions and divestitures undertaken, it is common for the Company to structure the transactions to include earn-out and/or intellectual property royalty agreements which generally are tied to the performance of the underlying products or business acquired or divested. Accordingly, the Company's future performance will be impacted by respective performance of the products and/or business divested and the successful utilization of products and/or businesses acquired. In addition, there is no guarantee that these underlying products and/or businesses will perform as expected at the time the associated transactions were consummated.

DEFINED BENEFIT PLAN FUNDING & EXPENSE

The Company provides various defined benefit pension plans for its U.S. employees and sponsors three defined benefit healthcare and life insurance plans for its U.S. retirees. As a result of the overall decline in market interest rates, the Company used a lower discount rate to measure the projected benefit obligation on the plans as of the 2002 measurement date. This resulted in an increase to the projected benefit obligation for all plans. Stock market declines experienced since the 2001 measurement date have reduced the fair value of plan assets, for the qualified plans that are funded. As a result, these combined factors had a negative financial reporting effect in 2002 in terms of reported obligations and funding status for the funded plans. In addition, given the sensitivity of the projected benefit obligation to changes in the discount rate and of the fair value of assets for funded plans based on the market's actual performance, future changes in market rates and actual market performance may significantly impact, positively or negatively, the funding status and funding requirements of the funded plans and the expense reported on all of the plans in the future.

OTHER INFORMATION

The foregoing list of important factors does not include all such factors that could cause actual results to differ from forward-looking statements contained in this report, nor are such factors necessarily presented in order of importance.

Consolidated Balance Sheets

(DOLLARS IN THOUSANDS)	**December 29, 2002**	December 30, 2001
ASSETS		
Current Assets:		
Cash and Cash Equivalents	**$ 22,300**	$ 20,891
Short-Term Investments	**6,628**	–
Accounts Receivable, Less Allowance for Doubtful Accounts of $1,102 and $1,363	**32,959**	27,460
Accounts Receivable, Joint Ventures	**1,414**	5,123
Inventories:		
Raw Materials	**5,525**	10,003
In-Process and Finished	**14,218**	16,805
Less LIFO Reserve	**(1,674)**	(1,433)
Total Inventories	**18,069**	25,375
Current Deferred Income Taxes	**4,985**	5,041
Other Current Assets	**1,320**	1,026
Total Current Assets	**87,675**	84,916
Notes Receivable (Note M)	**12,000**	–
Property, Plant and Equipment, Net of Accumulated Depreciation of $90,285 and $90,015	**99,883**	98,454
Investments in Unconsolidated Joint Ventures (Note D)	**21,860**	16,116
Pension Asset	**8,951**	6,308
Goodwill and Other Intangible Assets (Note C)	**22,204**	13,588
Other Assets	**5,128**	4,427
Total Assets	**$ 257,701**	$ 223,809

(DOLLARS IN THOUSANDS)

	December 29, 2002	December 30, 2001
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	**$ 10,125**	$ 12,009
Accrued Employee Benefits and Compensation	**10,414**	6,974
Accrued Income Taxes Payable	**8,249**	6,337
Taxes, Other than Federal and Foreign Income	**542**	441
Other Accrued Liabilities	**5,450**	3,931
Total Current Liabilities	**34,780**	29,692
Long-Term Debt	**–**	1,315
Noncurrent Deferred Income Taxes	**8,308**	8,152
Noncurrent Pension Liability	**22,658**	12,371
Noncurrent Retiree Health Care and Life Insurance Benefits	**6,197**	6,052
Other Long-Term Liabilities	**2,720**	3,165
Commitments and Contingencies (Note J)	**–**	–
Shareholders' Equity:		
Capital Stock, $1 Par Value (Notes A & I): Authorized Shares 50,000,000; Issued Shares 15,856,748 and 15,739,184	**15,857**	15,739
Additional Paid-In Capital	**36,600**	35,351
Retained Earnings	**148,045**	129,438
Accumulated Other Comprehensive Loss, Net of Tax (Note I)	**(4,693)**	(4,030)
Treasury Stock (360,487 and 382,900)(Note A)	**(12,771)**	(13,436)
Total Shareholders' Equity	**183,038**	163,062
Total Liabilities and Shareholders' Equity	**$ 257,701**	$ 223,809

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Income

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	2002	2001	2000
Net Sales	$ 219,438	$ 216,037	$ 248,215
Cost of Sales	150,183	149,179	165,710
Selling and Administrative Expenses	39,335	39,247	40,529
Acquisition/Restructuring Costs (Notes J & M)	2,150	1,995	–
Research and Development Expenses	13,596	12,570	12,493
Total Costs and Expenses	205,264	202,991	218,732
Operating Income	14,174	13,046	29,483
Other Income less Other Charges (Note D)	10,861	7,953	7,838
Interest Income (Expense), Net	(226)	(20)	313
Income Before Income Taxes	24,809	20,979	37,634
Income Taxes	6,202	5,245	10,914
Net Income	$ 18,607	$ 15,734	$ 26,720
Net Income Per Share (Notes A & I):			
Basic	$ 1.20	$ 1.03	$ 1.79
Diluted	$ 1.16	$ .98	$ 1.69
Shares Used in Computing (Notes A & I):			
Basic	15,470,697	15,274,479	14,896,227
Diluted	16,023,273	16,001,965	15,848,736

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(DOLLARS IN THOUSANDS, EXCEPT CAPITAL STOCK AMOUNTS)

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Shareholders' Equity
Balance at January 2, 2000	$15,047,552	$27,383	$86,984	$ 438	$(13,436)	$116,417
Comprehensive Income:						
Net Income for 2000			26,720			26,720
Other Comprehensive Loss				(2,641)		(2,641)
Total Comprehensive Income						24,079
Stock Options Exercised	513,511	3,120				3,633
Stock Issued to Directors	12,993	1,000				1,013
Shares Reacquired and Cancelled	(88,486)	(2,848)				(2,936)
Tax Benefit on Stock Options Exercised		3,607				3,607
Balance at December 31, 2000	$15,485,570	$32,262	$113,704	$(2,203)	$(13,436)	$145,813
Comprehensive Income:						
Net Income for 2001			15,734			15,734
Other Comprehensive Loss				(1,827)		(1,827)
Total Comprehensive Income						13,907
Stock Options Exercised	307,051	2,519				2,826
Stock Issued to Directors	11,571	459				470
Shares Reacquired and Cancelled	(65,008)	(2,032)				(2,097)
Tax Benefit on Stock Options Exercised		2,143				2,143
Balance at December 30, 2001	$15,739,184	$35,351	$129,438	$(4,030)	$(13,436)	$163,062
Comprehensive Income:						
Net Income for 2002			18,607			18,607
Other Comprehensive Loss				(663)		(663)
Total Comprehensive Income						17,944
Stock Options Exercised	152,177	1,697				1,849
Stock Issued to Directors	6,908	319				326
Shares Reacquired and Cancelled	(41,521)	(1,262)				(1,303)
Treasury Stock Issuance		(139)			665	526
Tax Benefit on Stock Options Exercised		634				634
Balance at December 29, 2002	$15,856,748	$36,600	$148,045	$(4,693)	$(12,771)	$183,038

The number of shares is equal to the dollar amount of the capital stock ($1 par value).

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

(DOLLARS IN THOUSANDS)	2002	2001	2000
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES:			
Net Income	$ 18,607	$ 15,734	$ 26,720
Adjustments to Reconcile Net Income to Cash Provided by Operating Activities:			
Depreciation and Amortization	13,571	13,712	12,507
Expense (Benefit) for Deferred Income Taxes	2,561	(395)	3,299
Equity in Undistributed Income of Unconsolidated Joint Ventures, Net	(8,705)	(3,123)	(5,945)
Loss (Gain) on Disposition of Assets	860	(103)	546
Noncurrent Pension and Postretirement Benefits	2,954	1,489	1,215
Other, Net	(274)	(584)	376
Changes in Operating Assets and Liabilities Excluding Effects of Acquisition and Disposition of Assets:			
Accounts Receivable	(10,207)	13,158	(11,946)
Inventories	3,627	4,771	(7,465)
Prepaid Expenses	(170)	14	(436)
Accounts Payable and Accrued Expenses	3,203	(5,658)	4,843
Net Cash Provided by Operating Activities	26,027	39,015	23,714
CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES:			
Capital Expenditures	(22,682)	(18,032)	(22,744)
Acquisition of Business	(8,060)	(2,000)	(252)
Disposition of Business	10,300	–	–
Proceeds from Repayments of Loans to Joint Ventures	5,000	–	–
Investment in Notes Receivable	(1,500)	–	–
Purchase of Short-Term Investments	(6,628)	–	–
Proceeds from Sale of Property, Plant and Equipment	–	225	83
Investment in Unconsolidated Joint Ventures and Affiliates	2,962	(1,417)	(1,592)
Net Cash Used in Investing Activities	(20,608)	(21,224)	(24,505)
CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES:			
Proceeds from Short- and Long-Term Borrowings	4,463	1,830	296
Repayments of Debt Principal	(6,522)	(9,733)	–
Repayment of Life Insurance Loans	(3,087)	–	–
Proceeds from Disposition of Treasury Stock	526	–	–
Proceeds from Sale of Capital Stock - Net	673	729	697
Net Cash (Used in) Provided by Financing Activities	(3,947)	(7,174)	993
Effect of Exchange Rate Changes on Cash	(63)	174	(57)
Net Increase in Cash and Cash Equivalents	1,409	10,791	145
Cash and Cash Equivalents at Beginning of Year	20,891	10,100	9,955
Cash and Cash Equivalents at End of Year	$ 22,300	$ 20,891	$ 10,100
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING ACTIVITIES:			
Note received from sale of business	$ 10,500		
Escrow associated with divestiture of business	$ 200		
Receivable for closing balance sheet adjustment	$ 509		

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

Note A Accounting Policies

ORGANIZATION:

Rogers Corporation manufactures specialty materials, which are sold to targeted markets around the world. These specialty materials are grouped into three distinct business segments (see Note K). High Performance Foams include urethane foams, silicone materials, and polyolefin foams. These foams are sold principally to manufacturers in the communications, computer, imaging, transportation, and consumer markets. Printed Circuit Materials include circuit board laminates for high frequency printed circuits, flexible circuit board laminates for flexible interconnections, and industrial laminates for shielding of radio and electromagnetic interference. Printed Circuit Materials are sold principally to printed circuit board manufacturers and equipment manufacturers for applications in the computer, communications, and consumer markets. Polymer Materials and Components are composed of elastomer components, nitrophyl floats, electroluminescent lamps, nonwoven materials, and bus bars for power distribution. Polymer Materials and Components are sold principally to the imaging, transportation, consumer, and communications markets.

PRINCIPLES OF CONSOLIDATION:

The consolidated financial statements include the accounts of Rogers Corporation and its wholly-owned subsidiaries ("the Company"), after elimination of significant intercompany accounts and transactions.

CASH EQUIVALENTS:

Highly liquid investments with original maturities of three months or less are considered cash equivalents. These investments are stated at cost, which approximates market value.

SHORT-TERM INVESTMENTS:

Short-term investments represent investments in fixed and floating rate financial instruments with maturities of twelve months or less from time of purchase. They are classified as held-to-maturity as the Company has the ability and intent to hold these investments to the maturity date and they are recorded at amortized cost. The fair market value of held-to-maturity securities approximates amortized cost at December 29, 2002.

INVESTMENTS IN UNCONSOLIDATED JOINT VENTURES:

The Company accounts for its investments in and advances to unconsolidated joint ventures, all of which are 50% owned, using the equity method.

FOREIGN CURRENCY TRANSLATION:

All balance sheet accounts of foreign subsidiaries are translated at rates of exchange in effect at each year-end, and income statement items are translated at the average exchange rates for the year. Resulting translation adjustments are made directly to a separate component of shareholders' equity. Currency transaction adjustments are reported as income or expense.

ALLOWANCE FOR DOUBTFUL ACCOUNTS:

In circumstances where the Company is made aware of a specific customer's inability to meet its financial obligations, a reserve is established. The majority of accounts are individually evaluated on a regular basis and appropriate reserves are established as deemed appropriate. The remainder of the reserve is based upon historical trends and current market assessments.

INVENTORIES:

Inventories are valued at the lower of cost or market. Certain inventories, amounting to $3,302,000 at December 29, 2002, and $8,720,000 at December 30, 2001, or 18% and 34% of total Company inventories in the respective periods, are valued by the last-in, first-out ("LIFO") method. The decrease in 2002 resulted primarily from the divestiture of the Moldable Composites Division ("MCD"). The cost of the remaining portion of the inventories was determined principally on the basis of standard costs, which approximate actual first-in, first-out ("FIFO") costs.

PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment is stated on the basis of cost, including capitalized interest. For financial reporting purposes, provisions for depreciation are calculated on a straight-line basis over the following estimated useful lives of the assets:

	YEARS
Buildings	20 – 45
Building improvements	10 – 25
Machinery and equipment	5 – 15
Office equipment	3 – 10

GOODWILL AND INTANGIBLE ASSETS:

Goodwill, representing the excess of the cost over the net tangible and identifiable assets of acquired businesses, is stated at cost. Prior to 2002, goodwill was being amortized on a straight-line method over periods ranging from 10-40 years. Beginning with the first quarter of 2002 the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. The statement requires that these assets be reviewed for impairment at least annually. All other intangible assets are amortized over their estimated useful lives. Upon the adoption of SFAS No. 142, the Company reviewed the assets for impairment during the second quarter of 2002 and at year-end. Based on the assessments, management has deemed that there has been no impairment.

Goodwill is considered to be impaired when the net book value of a reporting unit exceeds its estimated fair value. Fair values are primarily established using a discounted cash flow methodology. The determination of discounted cash flows is based on the businesses' strategic plans and long-range planning forecasts. The revenue growth rates included in the plans are management's best estimates based on current and forecasted market conditions, and the profit margin assumptions are projected by each segment based on the current cost structure and anticipated cost reductions. If different assumptions were used in these plans, the related undiscounted cash flows used in measuring impairment could be different and additional impairment of assets might be required to be recorded.

Purchased patents and licensed technology are capitalized and amortized on a straight-line basis over their estimated useful lives, generally from 2 to 17 years.

The following table presents the Company's results of operations to exclude amounts no longer being amortized under SFAS No. 142:

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	2002	2001	2000
Reported net income	**$ 18,607**	$ 15,734	$ 26,720
Adjustment:			
Goodwill amortization	–	765	851
Adjusted net income	**$ 18,607**	$ 16,499	$ 27,571
Basic net income per share			
Reported	**$ 1.20**	$ 1.03	$ 1.79
Adjusted	**1.20**	1.08	1.85
Diluted net income per share			
Reported	**$ 1.16**	$ .98	$ 1.69
Adjusted	**1.16**	1.03	1.74

ENVIRONMENTAL AND PRODUCT LIABILITY:
Environmental investigatory, remediation, operating, and maintenance costs are accrued when it is probable that a liability has been incurred and the amount can be reasonably estimated. The most likely cost to be incurred is accrued based on an evaluation of currently available facts with respect to each individual site, including existing technology, current laws and regulations, and prior remediation experience. Where no amount within a range of estimates is more likely, the minimum is accrued. For sites with multiple potential responsible parties, the Company considers its likely proportionate share of the anticipated remediation costs and the ability of the other parties to fulfill their obligations in establishing a provision for those costs. Liabilities with fixed or reliably determinable future cash payments are discounted. Accrued environmental liabilities are only reduced by potential insurance reimbursements when they have been confirmed or received from the insurance company.

Product liability claims are accrued on the occurrence method based on insurance coverage and deductibles in effect at the date of the incident and management's assessment of the probability of loss when reasonably estimable.

FAIR VALUE OF FINANCIAL INSTRUMENTS:
Management believes that the carrying values of financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable, and accrued liabilities approximate fair value as a result of the short-term maturities of these instruments.

CONCENTRATION OF CREDIT RISK:
The Company extends credit on an uncollateralized basis to almost all customers. Concentration of credit and geographic risk with respect to accounts receivable is limited due to the large number and general dispersion of accounts which constitute the Company's customer base. The Company periodically performs credit evaluations of its customers. At December 29, 2002 and December 30, 2001, there were no customers accounting for greater than ten percent of the Company's accounts receivable. The Company has not experienced significant credit losses on customers' accounts.

The Company invests its excess cash principally in investment grade government and corporate debt securities. The Company has established guidelines relative to diversification and maturities that maintain safety and liquidity. These guidelines are periodically reviewed and modified

to reflect changes in market conditions. The Company has not experienced any significant losses on its cash equivalents or short-term investments.

INCOME TAXES:

The Company recognizes income taxes under the liability method. No provision is made for U.S. income taxes on the undistributed earnings of consolidated foreign subsidiaries because such earnings are substantially reinvested in those companies for an indefinite period. Provision for the tax consequences of distributions, if any, from consolidated foreign subsidiaries is recorded in the year the distribution is declared.

REVENUE RECOGNITION:

Revenue is recognized upon delivery of goods to customers, and when persuasive evidence of an arrangement exists, the price is fixed or determinable, and collection is reasonably assured.

NET INCOME PER SHARE:

The following table sets forth the computation of basic and diluted earnings per share:

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)	**2002**	2001	2000
Numerator:			
Net income	**$ 18,607**	$ 15,734	$ 26,720
Denominator:			
Denominator for basic earnings per share – weighted-average shares	**15,470,697**	15,274,479	14,896,227
Effect of stock options	**552,576**	727,486	952,509
Denominator for diluted earnings per share – adjusted weighted-average shares and assumed conversions	**16,023,273**	16,001,965	15,848,736
Basic earnings per share	**$ 1.20**	$ 1.03	$ 1.79
Diluted earnings per share	**$ 1.16**	$ .98	$ 1.69

STOCK SPLIT:

To help widen the distribution and enhance the marketability of the Company's capital stock, the Board of Directors effected a two-for-one stock split in the form of a 100% stock dividend on May 12, 2000. Treasury Stock was not doubled. All references in the financial statements to the number of shares and per share amounts have been restated to reflect the increased number of capital shares outstanding.

USE OF ESTIMATES:

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

HEDGING ACTIVITY:

The Company, on occasion, uses derivative instruments, including swaps, forward contracts, and options, to manage certain foreign currency and interest rate exposures. Derivative instruments are viewed as risk management tools by the Company and are not used for trading or speculative purposes. Derivatives used for hedging purposes must be designated and effective as a hedge of the identified risk exposure at the inception of the contract. Accordingly, changes in fair value

of the derivative contract must be highly correlated with changes in the fair value of the underlying hedged item at inception of the hedge and over the life of the hedge contract.

Effective January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. The standard requires that all derivative instruments be recorded on the balance sheet at fair value. Derivatives used to hedge foreign currency denominated balance sheet items are reported directly in earnings along with offsetting transaction gains and losses on the items being hedged.

Derivatives used to hedge forecasted cash flows associated with foreign currency commitments or forecasted commodity purchases are accounted for as cash flow hedges. Gains and losses on derivatives designated as cash flow hedges are recorded in other comprehensive income and reclassified to earnings in a manner that matches the timing of the earnings impact of the hedged transactions. The ineffective portion of all hedges, if any, is recognized currently in earnings.

The adoption of SFAS No. 133 did not have a material impact on the Company's consolidated results of operations, financial position, or cash flows.

ADVERTISING COSTS:

Advertising is expensed as incurred and amounted to $1,303,000, $1,694,000, and $2,128,000 for 2002, 2001, and 2000, respectively.

TREASURY STOCK:

From time to time the Company's Board of Directors authorizes the repurchase, at management's discretion, of shares of the Company's capital stock. The most recent regular authorization was approved on August 17, 2000 and provided for the repurchase of up to an aggregate of $2,000,000 in market value of such stock. On October 24, 2001, the Company's Board of Directors authorized, at management's discretion, the repurchase of shares of the Company's capital stock in order to provide participants in the Rogers Corporation Global Stock Ownership Plan For Employees (see Note I), an employee stock purchase plan, with shares of such stock. This is just one of the ways shares can be provided to plan participants. In 2002, a total of 22,413 shares of Treasury Stock were used to fund the Company's obligation for the Rogers Corporation Global Stock Ownership Plan For Employees. At December 29, 2002 and December 30, 2001, Treasury Stock totaled 360,487 and 382,900 shares, respectively, and is shown at cost on the balance sheet as a reduction of Shareholders' Equity.

STOCK-BASED COMPENSATION:

Under various plans, the Company may grant stock and stock options to directors, officers, and other key employees. Stock-based compensation awards are accounted for using the intrinsic value method prescribed in APB 25, "Accounting for Stock Issued to Employees" and related interpretations. Stock-based compensation costs for stock options are not reflected in net income as all options granted under the plans had an exercise price equal to market value of the underlying common stock on the date of the grant. Stock-based compensation costs for stock awards are reflected in net income over the awards' vesting period.

The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized in the financial statements for the stock option plans. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards in 2002, 2001, and 2000, consistent with the provisions of SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)	2002	2001	2000
Net income, as reported	**$ 18,607**	$ 15,734	$ 26,720
Less: Total stock-based compensation expense determined under Black-Scholes option pricing model, net of related tax effect	**2,283**	2,965	2,486
Pro forma net income	**$ 16,324**	$ 12,769	$ 24,234
Basic earnings per share:			
As Reported	**$ 1.20**	$ 1.03	$ 1.79
Pro Forma	**1.06**	.84	1.63
Diluted earnings per share:			
As Reported	**$ 1.16**	$ .98	$ 1.69
Pro Forma	**1.01**	.80	1.62

The effects on pro forma net income and earnings per share of expensing the estimated fair value of stock options are not necessarily representative of the effects on reported net income for future years, due to such things as the vesting period of the stock options, and the potential for issuance of additional stock options in future years.

An average vesting period of three years was used for the assumption regarding stock options issued in 2002, 2001, and 2000. Regular options granted to officers and other key U.S. employees usually become exercisable in one-third increments beginning on the second anniversary of the grant date.

RECENT ACCOUNTING STANDARDS:
In July 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with earlier application encouraged. The Company will adopt SFAS No. 146 for exit or disposal activities that are initiated after December 31, 2002, and it does not expect that the adoption of this Statement will have a significant impact on the Company's financial position or results of operations.

On December 31, 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure", which amends the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" and Accounting Principles Board ("APB") Opinion No. 28, "Interim Financial Reporting". SFAS No. 148 requires expanded disclosures within the Company's Summary of Significant Accounting Policies and within the Company's condensed consolidated interim financial information filed on Form 10-Q. SFAS No. 148's annual disclosure requirements are effective for the fiscal year ending December 29, 2002. SFAS No. 148's amendment of the disclosure requirements of APB Opinion No. 28 is effective for financial reports containing condensed consolidated financial statements for interim periods beginning after December 15, 2002.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others," ("FIN 45"). FIN 45 requires that each guarantee meeting the characteristics described in the Interpretation be recognized and initially measured at fair value and requires additional disclosures. FIN 45's disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002 and the initial recognition and measure-

ment provisions are applicable on a prospective basis to guarantees issued or modified after December 15, 2002.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin ("ARB") No. 51," ("FIN 46"). FIN 46 clarifies the application of ARB No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003, and to existing variable interest entities in the interim period beginning after June 15, 2003. The Company is reviewing FIN 46 to determine its impact, if any, on future reporting periods.

Note B **Property, Plant and Equipment**

(DOLLARS IN THOUSANDS)

	December 29, 2002	December 30, 2001
Land	**$ 5,433**	$ 5,265
Buildings and improvements	**61,905**	60,839
Machinery and equipment	**83,357**	94,484
Office equipment	**17,242**	16,209
Installations in process	**22,231**	11,672
	190,168	188,469
Accumulated depreciation	**(90,285)**	(90,015)
	$ 99,883	$ 98,454

Depreciation expense was $13,521,000 in 2002, $12,947,000 in 2001, and $11,656,000 in 2000. Interest costs incurred during the years 2002, 2001, and 2000 were $695,000, $1,070,000, and $1,080,000, respectively, of which $0 in 2002, $57,000 in 2001, and $457,000 in 2000 were capitalized as part of the cost of plant and equipment additions.

Note C **Goodwill and Other Intangible Assets**

Identifiable intangible assets and goodwill are comprised of the following:

(DOLLARS IN THOUSANDS)

	December 29, 2002	December 30, 2001
Goodwill	**$ 17,990**	$ 15,364
Trademarks and patents	**1,579**	339
Technology	**4,200**	–
Covenant not to compete	**600**	–
	24,369	15,703
Accumulated amortization	**(2,165)**	(2,115)
Goodwill and other intangible assets	**$ 22,204**	$ 13,588

Amortization expense for 2002, 2001, and 2000 amounted to $50,000, $765,000, and $851,000, respectively. Estimated amortization expense during each of the next 5 years is expected to be between $50,000 and $100,000.

The changes in the carrying amount of goodwill for the year ended December 29, 2002, by segment, is as follows:

(DOLLARS IN THOUSANDS)	High Performance Foams	Printed Circuit Materials	Polymer Materials and Components	Total
Balance as of December 30, 2001	$ 8,500	$ 6,100	$ 764	$ 15,364
Polyolefin foam acquisition (Note M)	2,626	–	–	2,626
Balance as of December 29, 2002	**$ 11,126**	**$ 6,100**	**$ 764**	**$ 17,990**

Note D Summarized Financial Information of Unconsolidated Joint Ventures and Related Party Transactions

The Company has four joint ventures, each 50% owned, which are accounted for by the equity method. Equity income of $8,705,000, $3,123,000, and $5,945,000 for 2002, 2001 and 2000, respectively, is included in other income less other charges on the consolidated statements of income. Each of the joint ventures is described below:

Joint Venture	Location	Business Segment	Fiscal Year-End
Durel Corporation	U.S.	Polymer Materials and Components	December 31
Rogers Inoac Corporation ("RIC")	Japan	High Performance Foams	October 31
Polyimide Laminate Systems, LLC ("PLS")	U.S.	Printed Circuit Materials	December 31
Rogers Chang Chun Technology Co., Ltd. ("RCCT")	Taiwan	Printed Circuit Materials	December 31

The summarized financial information for these joint ventures is included in the following tables. Note that there is a difference between the Company's investment in unconsolidated joint ventures and its one-half interest in the underlying shareholders' equity of the joint ventures due primarily to three factors. First, the Company's major initial contribution to two joint ventures was technology that was valued differently by the joint ventures than it was on the Company's books. Secondly, one of the joint ventures had a negative retained earnings balance for a period of time. Lastly, the translation of foreign currency at current rates differs from that at historical rates. Correspondingly, there is a difference between the Company's recorded income from unconsolidated joint ventures and a 50% share of the income of those joint ventures.

SUMMARIZED INFORMATION FOR JOINT VENTURES:

(DOLLARS IN THOUSANDS)	**December 29, 2002**	December 30, 2001
Current Assets	**$ 44,386**	$ 39,843
Noncurrent Assets	**30,218**	33,213
Current Liabilities	**24,412**	25,309
Noncurrent Liabilities	**668**	11,344
Shareholders' Equity	**49,524**	36,403

(DOLLARS IN THOUSANDS)		Year Ended	
	December 29, 2002	December 30, 2001	December 31, 2000
Net Sales	**$ 136,861**	$ 121,763	$ 138,006
Gross Profit	**50,836**	33,050	39,809
Net Income	**17,790**	5,928	11,608

OTHER INFORMATION:

(DOLLARS IN THOUSANDS)	**2002**	2001	2000
Commission Income from PLS	**$ 3,601**	$ 3,811	$ 3,430
50% Loan Guarantee for Durel Corporation	**–**	3,877	4,286
Loan to Durel Corporation	**–**	5,000	6,500

Durel Corporation, which had a 50% indirect loan guarantee from the Company, met its obligations under the financing arrangement during the second half of 2002. No payments were required and no losses were incurred under this guarantee by the Company.

Durel repaid its loan in full to the Company during 2002. The arrangement expired in September of 2002 and was not extended. This guarantee was terminated with the repayment of this debt.

Sales made to unconsolidated joint ventures by the Company were immaterial in all years presented above.

Note E **Pensions and Other Postretirement Benefit Plans**

PENSIONS:

The Company has two qualified noncontributory defined benefit pension plans covering substantially all U.S. employees. The Company also has established a nonqualified unfunded noncontributory defined benefit pension plan to restore certain retirement benefits that might otherwise be lost due to limitations imposed by federal law on qualified pension plans. In addition, the Company sponsors three unfunded defined benefit health care and life insurance plans for retirees. The following provides a reconciliation of benefit obligations, plan assets, and funded status of the plans:

(DOLLARS IN THOUSANDS)	Pension Benefits			Other Postretirement Benefits		
	2002	2001	2000	**2002**	2001	2000
Components of net periodic benefit cost:						
Service cost	**$ 2,518**	$ 2,120	$ 1,641	**$ 389**	$ 282	$ 228
Interest cost	**5,571**	4,897	4,643	**407**	359	331
Expected return on plan assets	**(6,191)**	(5,819)	(5,644)	**–**	–	–
Amortizations and deferrals	**969**	509	485	**(5)**	(92)	(117)
Amortization of transition asset	**(137)**	(199)	(352)	**–**	–	–
Curtailment (Gain)/Loss	**613**	–	–	**(213)**		
Net periodic benefit cost	**$ 3,343**	$ 1,508	$ 773	**$ 578**	$ 549	$ 442
Change in plan assets:						
Fair value of plan assets at beginning of year	**$ 65,160**	$ 63,304	$ 61,383	**$ –**	$ –	$ –
Actual return on plan assets	**(4,474)**	4,943	4,724	**–**	–	–
Employer contributions	**3,449**	381	356	**433**	486	518
Benefit payments	**(3,593)**	(3,468)	(3,160)	**(433)**	(486)	(518)
Fair value of plan assets at end of year	**$ 60,542**	$ 65,160	$ 63,303	**$ –**	$ –	$ –
Change in benefit obligation:						
Benefit obligation at beginning of year	**$ 74,090**	$ 66,867	$ 56,555	**$ 5,654**	$ 4,332	$ 3,395
Service cost	**2,518**	2,120	1,641	**389**	282	228
Interest cost	**5,571**	4,897	4,643	**407**	359	332
Actuarial losses	**9,571**	2,483	5,271	**524**	1,167	895
Benefit payments	**(3,644)**	(3,468)	(3,160)	**(433)**	(486)	(518)
Curtailment	**(1,742)**	–	–	**(213)**		
Plan amendments	**2,468**	1,189	1,917	**–**	–	–
Benefit obligation at end of year	**$ 88,832**	$ 74,088	$ 66,867	**$ 6,328**	$ 5,654	$ 4,332
Reconciliation of funded status:						
Funded status	**$ (28,291)**	$ (8,929)	$ (3,564)	**$ (6,328)**	$ (5,654)	$ (4,332)
Unrecognized net gain/(loss)	**22,783**	4,506	1,304	**(369)**	(899)	(2,158)
Unrecognized prior service cost	**4,734**	3,848	3,168	**–**	–	–
Unrecognized transition asset	**(314)**	(670)	(1,025)	**–**	–	–
Accrued benefit cost at end of year	**$ (1,088)**	$ (1,245)	$ (117)	**$ (6,697)**	$ (6,553)	$ (6,490)
Amounts recognized in the Balance Sheet consist of:						
Prepaid benefit cost	**$ 4,294**	$ 2,752	$ 3,638	$ –	$ –	$ –
Accrued benefit liability	**(22,521)**	(12,235)	(9,538)	(6,697)	(6,553)	(6,490)
Intangible asset	**4,657**	3,556	2,769	–	–	–
Deferred tax asset	**4,744**	1,779	1,145	–	–	–
Accumulated other comprehensive loss	**7,738**	2,903	1,869	–	–	–
Net amount recognized at end of year	**$ (1,088)**	$ (1,245)	$ (117)	$ (6,697)	$ (6,553)	$ (6,490)

In accordance with FASB Statement No. 87, the Company has recorded an additional minimum pension liability for underfunded plans of $17,138,000 and $8,238,000 for 2002 and 2001, respectively, representing the excess of unfunded accumulated benefit obligations over previously recorded pension liabilities. A corresponding amount is recognized as an intangible asset except to the extent that these additional liabilities exceed related unrecognized prior service cost and the net transition obligation, in which case the increase in liabilities is charged directly to shareholders' equity, net of taxes.

	Pension Benefits		Other Postretirement Benefits	
Assumptions as of year-end:	**2002**	2001	**2002**	2001
Discount rate	**6.75%**	7.25%	**6.75%**	7.25%
Rate of compensation increase	**4.00%**	4.00%	**–**	–

The expected long-term rates of investment return were assumed to be 9.00% for the pension plan covering unionized hourly employees for both years. The expected rate is 9.00% in 2002 and 9.50% in 2001 for the other pension plan in each year presented.

The Company has two pension plans with accumulated benefit obligations in excess of plan assets in 2002 and only one plan in 2001. Amounts applicable are:

	2002	2001
Projected benefit obligation	**$ 88,319**	$ 18,240
Accumulated benefit obligation	**78,435**	17,831
Fair value of plan assets	**60,542**	11,888

OTHER POSTRETIREMENT BENEFITS:

The assumed health care cost trend rate of increase was 5.0% for 2001 - 2002 and it was increased to 8.5% for 2003. The rate was assumed to decrease gradually to 5.0% for 2008 and remain at that level thereafter. The health care cost trend rate assumption has the following effect on the amounts reported: increasing the assumed health care cost trend rates by one percentage point for each future year would increase the accumulated postretirement benefit obligation as of the beginning of 2003 by $373,000 and the aggregate of service cost and interest cost components of net periodic postretirement benefit cost for fiscal 2002 by $84,000; decreasing the assumed rates by one percentage point would decrease the accumulated postretirement benefit obligation at the beginning of 2003 by $350,000 and the aggregate of service cost and interest cost components of net periodic postretirement benefit cost for fiscal 2002 by $73,000.

Note F Employee Savings and Investment Plan

The Company sponsors the Rogers Employee Savings and Investment Plan ("RESIP") for domestic employees. Prior to 2003, the plan allowed such employees to contribute up to 18% of their compensation through payroll deductions. Effective January 1, 2003, the plan limitation of 18% on employee pretax contributions has been eliminated. Employees are now able to defer a percentage or flat amount they choose, up to the yearly IRS limit, which is $12,000 in 2003. Currently up to 5% of an eligible employee's annual pre-tax contribution is matched at a rate of 50% by the Company. In 2002 and 2001, 100% of the Company's matching contribution was invested in Company stock. RESIP related expense amounted to $813,000 in 2002, $934,000 in 2001, and $859,000 in 2000, including Company matching contributions of $813,000, $903,000, and $813,000, respectively.

Also effective January 1, 2003, the Company has implemented the Economic Growth and Tax Relief Reconciliation Act ("EGTRRA") Age 50 Catch Up provision. Participants that will reach age 50 (or older) by December 31, 2003 are eligible to contribute an additional $2,000 in 2003. For those employees participating in the EGTRRA, the maximum amount that can be contributed to the RESIP in 2003 will be $14,000. There is no company match for the EGTRRA.

Note G Debt

LONG-TERM DEBT:

The Company has an unsecured multi-currency revolving credit agreement with two domestic banks and can borrow up to $50,000,000, or the equivalent in certain other foreign currencies. Amounts borrowed under this agreement are to be paid in full by December 8, 2005. The rate of interest charged on outstanding loans can, at the Company's option and subject to certain restrictions, be based on the prime rate or at rates from 50 to 112.5 basis points over a Eurocurrency loan rate. The spreads over the Eurocurrency rate are based on the Company's leverage ratio. Under the arrangement, the ongoing commitment fee varies from 30.0 to 37.5 basis points of the maximum amount that can be borrowed, net of any outstanding borrowings and the maximum amount that beneficiaries may draw under outstanding letters of credit. There were no borrowings pursuant to this arrangement at December 29, 2002 and December 30, 2001. The loan agreement contains restrictive covenants primarily related to total indebtedness, interest expense, capital expenditures and net worth. The Company is in compliance with these covenants.

The Company had designated a 390,200,000 Belgian franc loan as a hedge of its net investment in its foreign subsidiaries in Belgium (US$9,100,000 at December 31, 2000). On July 6, 2001, the Company repaid the debt at the then current Belgian franc rate, amounting to US$8,200,000. During the years 2001 and 2000, the Company recorded US$900,000 and US$600,000, respectively, of net gains related to the hedge in other comprehensive income.

In September 2001, Rogers N.V., a Belgian subsidiary of the Company, signed an unsecured revolving credit agreement with a European bank. Under this arrangement Rogers N.V. now can borrow up to 6,200,000 Euro. Amounts borrowed under this agreement are to be repaid in full by May 1, 2005. The rate of interest charged on outstanding loans is based on the Euribor plus 25 basis points. At December 29, 2002, Rogers N.V. had no borrowings under this agreement. At December 30, 2001, Rogers N.V. had borrowings of 1,487,361 Euro (US$1,315,000) under this agreement.

INTEREST PAID:

Interest paid during the years 2002, 2001, and 2000, was $698,000, $1,050,000, and $1,132,000, respectively.

RESTRICTION ON PAYMENT OF DIVIDENDS:

Pursuant to the multi-currency revolving credit loan agreement, the Company cannot make a cash dividend payment if a default or event of default has occurred and is continuing or shall result from the cash dividend payment.

Note H Income Taxes

Consolidated income before income taxes consists of:

(DOLLARS IN THOUSANDS)

	2002	2001	2000
Domestic	**$ 20,488**	$ 13,144	$ 30,263
International	**4,321**	7,835	7,371
	$ 24,809	$ 20,979	$ 37,634

The income tax expense (benefit) in the consolidated statements of income consists of:

(DOLLARS IN THOUSANDS)	Current	Deferred	Total
2002:			
Federal	$ 2,946	$ 1,844	$ 4,790
International	615	621	1,236
State	80	96	176
	$ 3,641	$ 2,561	$ 6,202
2001:			
Federal	$ 3,029	$ (1,093)	$ 1,936
International	1,951	1,533	3,484
State	26	(201)	(175)
	$ 5,006	$ 239	$ 5,245
2000:			
Federal	$ 5,050	$ 2,507	$ 7,557
International	2,665	299	2,964
State	(100)	493	393
	$ 7,615	$ 3,299	$ 10,914

Deferred tax assets and liabilities as of December 29, 2002 and December 30, 2001, respectively, are comprised of the following:

(DOLLARS IN THOUSANDS)	December 29, 2002	December 30, 2001
Deferred tax assets:		
Accruals not currently deductible for tax purposes:		
Accrued employee benefits and compensation	$ 7,211	$ 4,655
Accrued postretirement benefits	2,105	2,021
Other accrued liabilities and reserves	2,807	2,699
Tax credit carry-forward	2,531	3,232
Total deferred tax assets	14,654	12,607
Less deferred tax asset valuation allowance	506	384
Net deferred tax assets	14,148	12,223
Deferred tax liabilities:		
Depreciation and amortization	13,711	14,141
Investments in joint ventures, net	3,713	1,064
Other	47	129
Total deferred tax liabilities	17,471	15,334
Net deferred tax liability	$ (3,323)	$ (3,111)

Deferred taxes are classified on the consolidated balance sheet at December 29, 2002 and December 30, 2001 as a net short-term deferred tax asset of $4,985,000 and $5,041,000, respectively, and a net long-term deferred tax liability of $8,308,000 and $8,152,000, respectively.

Income tax expense differs from the amount computed by applying the United States Federal statutory income tax rate to income before income tax expense. The reasons for this difference are as follows:

(DOLLARS IN THOUSANDS)	2002	2001	2000
Tax expense at Federal statutory income tax rate	$ 8,683	$ 7,342	$ 13,172
International tax rate differential	(619)	409	334
Net U.S. tax (foreign tax credit) on foreign earnings	(926)	(1,058)	(799)
General business credits	(582)	(400)	(537)
Nontaxable foreign sales income	(1,120)	(1,213)	(861)
State income taxes, net of Federal benefit	114	102	256
Valuation allowance change	122	(375)	(294)
Other	530	438	(357)
Income tax expense	$ 6,202	$ 5,245	$ 10,914

In December 2002, the Belgian government enacted a tax rate decrease effective for years ending in 2003 and later. All ending deferred tax balances attributable to Belgian operations were restated from the 40.17% tax rate to the new 33.99% tax rate for U.S. GAAP purposes to reflect this change. The 2002 international tax rate differential includes this reduction to the deferred international tax expense of $813,000, net of the current international tax expense in excess of the U.S. statutory tax rate of $194,000.

The tax credit carry-forwards consist of general business credits of $990,000 that begin to expire in 2017 and alternative minimum tax credits of $1,541,000 that have no expiration date.

The deferred tax asset valuation allowance increased by $122,000 and decreased by $375,000 during 2002 and 2001, respectively. The increase in 2002 resulted primarily from operating losses in China that did not generate a tax benefit and the decrease in 2001 resulted primarily from the Company's utilization of foreign tax credits on undistributed profits from its Japanese joint venture. The Company recognized a U.S. deferred tax asset in 2002 and 2001 of $2,080,000 and $1,319,000, respectively. The recognition was determined to be more likely than not based on the availability and amount of recoverable taxes paid in the Federal carry-back period.

Undistributed international earnings, on which United States income tax had not been provided, before available tax credits and deductions, amounted to $22,864,000 at December 29, 2002, $19,569,000 at December 30, 2001, and $15,429,000 at December 31, 2000. Tax has not been provided on these undistributed earnings as it is the Company's practice and intention to continue to reinvest these earnings.

Income taxes paid were $1,471,000, $2,918,000, and $3,598,000, in 2002, 2001, and 2000, respectively.

Note I Shareholders' Equity and Stock Options

Components of Other Comprehensive Loss consist of the following:

(DOLLARS IN THOUSANDS)	2002	2001	2000
Foreign currency translation adjustments	$ 4,172	$ (793)	$ (923)
Change in minimum pension liability, net of $2,963 and $634 in taxes in 2002 and 2001	(4,835)	(1,034)	(1,718)
Other comprehensive loss	$ (663)	$ (1,827)	$ (2,641)

Accumulated balances related to each component of Accumulated Other Comprehensive Loss are as follows:

(DOLLARS IN THOUSANDS)	**December 29, 2002**	December 30, 2001
Foreign currency translation adjustments	**$ 3,045**	$ (1,127)
Minimum pension liability, net of $4,742 and $1,779 in taxes in 2002 and 2001	**(7,738)**	(2,903)
Accumulated balance	**$ (4,693)**	$ (4,030)

Under various plans the Company may grant stock options to officers and other key employees at exercise prices that range as low as 50% of the fair market value of the Company's stock as of the date of grant. To date virtually all such options have been granted at an exercise price equal to the fair market value of the Company's stock as of the date of grant. In general, regular employee options become exercisable over a four-year period from the grant date and expire ten years after the date of grant. Stock option grants are also made to non-employee directors, generally on a semi-annual basis. For such stock options, the exercise price is equal to the fair market value of the Company's stock and they are immediately exercisable and expire ten years after the date of grant. Stock grants in lieu of cash compensation are also made to non-employee directors.

Shares of capital stock reserved for possible future issuance are as follows:

	December 29, 2002	December 30, 2001
Shareholder Rights Plan	20,323,964	20,385,363
Stock options	3,663,642	3,824,145
Rogers Employee Savings and Investment Plan	169,044	169,044
Rogers Corporation Global Stock Ownership Plan For Employees	477,587	500,000
Long-Term Enhancement Plan	115,308	115,308
Stock to be issued in lieu of deferred compensation	41,635	37,682
Total	24,791,180	25,031,542

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants:

	2002	2001	2000
Risk-free interest rate	**1.83%**	4.67%	5.14%
Dividend yield	**0%**	0%	0%
Volatility factor	**36.3%**	33.6%	33.2%
Weighted-average expected life	**6.1 years**	6.1 years	6.1 years

A summary of the status of the Company's stock option program at year-end 2002, 2001, and 2000, and changes during the years ended on those dates is presented below:

Stock Options	2002 Shares	2002 Weighted-Average Exercise Price	2001 Shares	2001 Weighted-Average Exercise Price	2000 Shares	2000 Weighted-Average Exercise Price
Outstanding at beginning of year	**2,314,821**	**$ 20.04**	2,357,214	$ 17.12	2,518,850	$ 12.00
Granted	**528,560**	**26.07**	270,809	33.24	429,479	32.56
Exercised	**(152,177)**	**12.15**	(307,051)	9.19	(513,511)	6.94
Cancelled	**(3,167)**	**30.44**	(6,151)	22.84	(77,604)	5.12
Outstanding at end of year	**2,688,037**	**$ 21.66**	2,314,821	$ 20.04	2,357,214	$ 17.12
Options exercisable at end of year	**1,807,673**		1,668,843		1,496,710	
Weighted-average fair value of options granted during year		**$ 9.38**		$ 13.97		$ 13.97

The following table summarizes information about stock options outstanding at December 29, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at December 29, 2002	Weighted-Average Remaining Contractual Life in Years	Weighted-Average Exercise Price	Number Exercisable at December 29, 2002	Weighted-Average Exercise Price
$3 to $11	**206,370**	**1.6**	**$ 8.28**	**206,370**	**$ 8.28**
$12 to $28	**1,829,229**	**6.4**	**$ 18.79**	**1,301,781**	**$ 16.42**
$29 to $43	**652,438**	**8.2**	**$ 33.95**	**299,522**	**$ 34.01**
$3 to $43	**2,688,037**	**6.5**	**$ 21.66**	**1,807,673**	**$ 18.40**

In 2001, shareholders approved the Rogers Corporation Global Stock Ownership Plan For Employees, an employee stock purchase plan. The plan provides for the issuance of up to 500,000 shares of Company stock. Shares may be purchased by participating employees through payroll deductions that are made during prescribed offering periods with the actual purchases made at the end of each offering period. Currently, shares may be purchased at 85% of the stock's closing price at the beginning or end of each offering period, whichever is lower and other rules have been established for participation in the plan.

Note J *Commitments and Contingencies*

LEASES:

The Company's principal noncancellable operating lease obligations are for building space and vehicles. The leases generally provide that the Company pay maintenance costs. The lease periods range from one to five years and include purchase or renewal provisions at the Company's option. The Company also has leases that are cancellable with minimal notice. Lease expense was $1,481,000 in 2002, $1,320,000 in 2001, and $1,084,000 in 2000.

Future minimum lease payments under noncancellable operating leases at December 29, 2002, aggregate $1,800,000. Of this amount, annual minimum payments are $880,000, $462,000, $257,000, $64,000, and $48,000 for years 2003 through 2007, respectively.

CONTINGENCIES:

The Company is subject to federal, state, and local laws and regulations concerning the environment and is currently engaged in proceedings related to such matters.

The Company is currently involved as a potentially responsible party ("PRP") in two cases involving waste disposal sites, both of which are Superfund sites. These proceedings are at a stage where it is still not possible to estimate the cost of remediation, the timing and extent of remedial action which may be required by governmental authorities, and the amount of liability, if any, of the Company alone or in relation to that of any other PRPs. Where it has been possible to make a reasonable estimate of the Company's liability, a provision has been established. Insurance proceeds have only been taken into account when they have been confirmed by or received from the insurance company. Actual costs to be incurred in future periods may vary from these estimates. Based on facts presently known to it, the Company does not believe that the outcome of these proceedings will have a material adverse effect on its financial position.

In addition to the above proceedings, the Company worked with the Connecticut Department of Environmental Protection ("CT DEP") related to certain polychlorinated biphenyl ("PCB") contamination in the soil beneath a section of cement flooring at its Woodstock, Connecticut facility. The Company completed clean-up efforts in 2000, monitored the site in 2001, and will continue to monitor the site for the next two years. On the basis of estimates prepared by environmental engineers and consultants, the Company recorded a provision of $2,200,000 prior to 1999 and based on updated estimates provided an additional $400,000 in 1999 for costs related to this matter. Prior to 2000, $1,300,000 was charged against this provision. In 2000, 2001, and 2002 expenses of $900,000, $100,000, and $200,000 were charged, respectively, against the provision. The remaining amount in the reserve is primarily for testing, monitoring, sampling and any minor residual treatment activity. Management believes, based on facts currently available, that the balance of this provision is adequate to complete the project.

In this same matter the United States Environmental Protection Agency ("EPA") alleged that the Company improperly disposed of PCBs. An administrative law judge found the Company liable for this alleged disposal and assessed a penalty of approximately $300,000. The Company reflected this fine in expense in 1998 but disputed the EPA allegations and appealed the administrative law judge's findings and penalty assessment. The original findings were upheld internally by the EPA's Environmental Appeals Board, and the Company placed that decision on appeal with the District of Columbia Federal Court of Appeals in 2000. In early January of 2002, the Company was informed that the Court of Appeals reversed the decision. As a result of this favorable decision, the $300,000 reserve for the fine was taken into income in 2001. However, subsequent to the favorable decision by the Court of Appeals, the EPA continued to pursue this issue and settlement discussions with the EPA were more protracted and difficult than originally anticipated. As such, the Company recorded $325,000 for legal and other costs associated with this matter in 2002. On January 16, 2003, a settlement agreement was signed with the EPA. The costs associated with the settlement will not exceed the provision recorded, which included a cash settlement payment to the government of $45,000 plus a commitment to undertake some energy-related environmental improvements at its facilities, as well as assistance to a local Woodstock, Connecticut Fire Department for emergency preparedness. Management believes, based on the facts currently available, that the provision recorded in 2002 is adequate to cover the requirement of the settlement.

On February 7, 2001, the Company entered into a definitive agreement to purchase the Advanced Dielectric Division ("ADD") of Tonoga, Inc. (commonly known as Taconic), which operates facilities in Petersburgh, New York and Mullingar, Ireland. On May 11, 2001, the Company announced that active discussions with Taconic to acquire the ADD business had been suspended and it was not anticipated that the acquisition would occur. Accordingly, $1,500,000 in costs associated with this potential acquisition were written off during the second quarter. On October 23, 2001, the Company terminated the acquisition agreement.

On October 24, 2001, Taconic filed a breach of contract lawsuit against the Company in the United States District Court for the District of Connecticut seeking damages in the amount of

$25,000,000 or more, as well as specific performance and attorneys' fees. In September 2002, a confidential settlement agreement concerning all matters raised in this litigation was negotiated and entered into. The settlement had no material impact on the current period results.

There recently has been a significant increase in certain U.S. states in asbestos-related product liability claims against numerous industrial companies. The Company has been named, along with hundreds of other industrial companies, as a defendant in some of these cases. The Company strongly believes it has valid defenses to these claims and intends to defend itself vigorously. In addition, the Company believes that it has sufficient insurance to cover all costs associated with these claims. Based upon past claims experience and available insurance coverage, management believes that these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows.

In addition to the above issues, the nature and scope of the Company's business bring it in regular contact with the general public and a variety of businesses and government agencies. Such activities inherently subject the Company to the possibility of litigation, including environmental and product liability matters that are defended and handled in the ordinary course of business. The Company has established accruals for matters for which management considers a loss to be probable and reasonably estimable. It is the opinion of management that facts known at the present time do not indicate that such litigation, after taking into account insurance coverage and the aforementioned accruals, will have a material adverse effect on the financial position of the Company.

Note K Business Segment and Geographic Information

The Company has nine business units and four joint ventures. The business units and joint ventures have been aggregated into three reportable segments: High Performance Foams, Printed Circuit Materials, and Polymer Materials and Components. Each segment has common management oversight, share common infrastructures, and each offers different products and services.

HIGH PERFORMANCE FOAMS: This segment consists of three business units and one joint venture. The products produced by these operations consist primarily of high-performance urethane, silicone and polyolefin foams that are designed to perform to predetermined specifications where combinations of properties are needed to satisfy rigorous mechanical and environmental requirements. These materials are sold worldwide and for the most part are sold to fabricators and original equipment manufacturers.

PRINTED CIRCUIT MATERIALS: There are three business units and two joint ventures in this segment. Laminate materials, that are primarily fabricated by others into circuits which are then used in electronics equipment for transmitting, receiving, and controlling electrical signals, are the products produced by these operations. These products tend to be proprietary materials which provide highly specialized electrical and mechanical properties to meet the demands imposed by increasing speed, complexity, and power in analog, digital, and microwave equipment. These materials are fabricated, coated and/or customized as necessary to meet customer demands and are sold worldwide.

POLYMER MATERIALS AND COMPONENTS: This segment is comprised of three business units and one joint venture. The products produced by these operations consist primarily of molded elastomer components, power distribution components, electroluminescent lamps and nonwoven materials. These products have been engineered to provide special performance characteristics to suit a wide range of markets and applications. These products are sold worldwide to a varied customer base.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on operating income of the respective business units.

The principal manufacturing operations of the Company are located in the United States, Europe and Asia. The Company markets its products throughout the United States and sells in foreign markets directly, through distributors and agents, and through its 50% owned joint ventures in Asia. Approximately 55%, 57%, and 54% of total sales were to the electronics industry in 2002, 2001, and 2000, respectively. Approximately 33%, 34%, and 27% of the Company's sales of products manufactured by U.S. divisions were made to customers located in foreign countries in 2002, 2001, and 2000, respectively. This includes sales to Europe of 12%, 17%, and 12%, sales to Asia of 18%, 15%, and 12%, and sales to Canada of 2%, 1%, and 1% in 2002, 2001, and 2000, respectively.

The electronics industry accounted for approximately 62%, 63%, and 67% at December 29, 2002, December 30, 2001 and December 31, 2000, respectively, of the total accounts receivable due from customers. Accounts receivable due from customers located within the United States accounted for 45%, 71%, and 74% of the total accounts receivable owed to the Company at the end of 2002, 2001, and 2000, respectively. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Receivables are generally due within 30 days. Credit losses relating to customers have been minimal and have been within management's expectations.

Inter-segment and inter-area sales, which are generally priced with reference to costs or prevailing market prices, are not material in relation to consolidated net sales and have been eliminated from the sales data reported in the following tables.

BUSINESS SEGMENT INFORMATION

(DOLLARS IN THOUSANDS)

	High Performance Foams	Printed Circuit Materials	Polymer Materials and Components	Total
2002:				
Net sales	**$ 65,084**	**$ 82,419**	**$ 71,935**	**$219,438**
Operating income	**8,052**	**4,802**	**1,320**	**14,174**
Total assets	**59,520**	**135,062**	**63,119**	**257,701**
Capital expenditures	**13,877**	**7,072**	**1,733**	**22,682**
Depreciation	**1,996**	**6,700**	**4,825**	**13,521**
Joint venture equity income (loss)	**1,778**	**(351)**	**7,278**	**8,705**
2001:				
Net sales	$ 49,745	$ 88,342	$ 77,950	$216,037
Operating income	4,583	6,170	2,293	13,046
Total assets	44,908	101,539	77,362	223,809
Capital expenditures	955	15,242	1,835	18,032
Depreciation	2,165	6,152	4,630	12,947
Joint venture equity income (loss)	1,557	(428)	1,994	3,123
2000:				
Net sales	$ 58,877	$100,701	$ 88,637	$248,215
Operating income	11,191	12,189	6,103	29,483
Total assets	44,171	93,809	83,534	221,514
Capital expenditures	1,185	15,122	6,437	22,744
Depreciation	2,106	5,306	4,244	11,656
Joint venture equity income	994	–	4,951	5,945

Information relating to the Company's operations by geographic area is as follows:

(DOLLARS IN THOUSANDS)	United States	Europe (Primarily Belgium)	Asia	Total
2002:				
Net sales	**$163,127**	**$ 41,834**	**$ 14,477**	**$219,438**
Long-lived assets	**91,274**	**34,707**	**1,234**	**127,215**
2001:				
Net sales	$165,321	$ 45,913	$ 4,803	$216,037
Long-lived assets	90,129	26,340	–	116,469
2000:				
Net sales	$192,885	$ 50,261	$ 5,069	$248,215
Long-lived assets	91,333	19,347	–	110,680

Net sales are attributed to the business unit making the sale. Long-lived assets are attributed to the location of the asset.

The net assets of wholly-owned foreign subsidiaries were $30,268,000 at December 29, 2002, $23,691,000 at December 30, 2001, and $9,698,000 at December31, 2000. Net income of these foreign subsidiaries was $2,744,000 in 2002, $4,819,000 in 2001, and $4,399,000 in 2000, including net currency transaction gains of $2,000 in 2002, $117,000 in 2001, and $61,000 in 2000.

Note L Restructuring Costs

In 2002, the Company incurred restructuring charges of $2,150,000. These charges were associated solely with the severance benefits for 62 employees of which 48 had been terminated prior to year-end. The remaining employees were notified prior to year-end. The separation date of these residual employees will occur on varied dates in 2003. These workforce reductions were initiated in order to appropriately align resources with the Company's business requirements, given varied ongoing operational initiatives, including non-strategic business unit consolidations, plant rationalizations, outsourcing low value production and/or moving it to lower production cost environments, and support function reorganizations to streamline administrative activities. As of December 29, 2002, the balance in the accrual for these charges was $1,600,000. Management believes, based on current estimates, the provision recorded in 2002 will be adequate to cover the future costs of these restructuring activities.

In 2001 the Company incurred a restructuring charge in the amount of $500,000. This amount was primarily related to severance benefits for the termination of 19 employees in the Printed Circuit Materials segment which was associated with the merging of two business units within that segment. All employees had been terminated prior to year-end and the balance of the accrual was $25,000 as of December 30, 2001.

Note M Acquisitions / Divestitures

As of December 31, 2001 (the beginning of fiscal year 2002), the Company acquired certain assets of the high performance foam business of Cellect LLC ("Cellect") for approximately $10,000,000 in cash, plus a potential earn-out in five years based upon performance. While there is no contractual limitation on the earn-out, the actual earn-out will be determined and effected by the sales and profitability growth through 2006 as compared to the base year of 2001. These assets included intellectual property rights, machinery and equipment, inventory, and customer

lists for portions of the Cellect plastomeric and elastomeric high performance polyolefin foam business. The acquisition was accounted for as a purchase pursuant to SFAS No. 141, "Business Combinations." As such, the purchase price has been allocated to property, plant and equipment and intangible assets based on their respective fair values at the date of acquisition. The following table summarizes the estimated fair values of the acquired assets on the date of acquisition:

Purchase price	$10,000,000
Acquisition costs	226,000
	10,226,000
Less identified tangible/intangible assets:	
Property, plant and equipment	1,600,000
Trademarks	1,200,000
Technology	4,200,000
Covenant not-to-compete	600,000
	7,600,000
Goodwill	$ 2,626,000

Of the intangible assets acquired, only the covenant not-to-compete is considered to not have an indefinite life. Accordingly, the remaining intangibles will not be amortized, but will be reviewed for impairment on an annual basis. The amortization period for the covenant not-to-compete is three years and amortization commences in 2007, subsequent to the completion of the earn-out period.

On November 18, 2002, the Company completed the divestiture of its Moldable Composites Division ("MCD"), located in Manchester, Connecticut. MCD, which was included in the Company's Polymer Materials and Components segment, was sold to Vyncolit North America Inc., a subsidiary of the Perstorp Group, Sweden. Under the terms of the agreement, the Company will receive a total of approximately $21,000,000 for the business assets (excluding the intellectual property) and a five-year royalty stream from the intellectual property license. Half of the $21,000,000 was paid in cash upon consummation of the transaction. A Note Receivable, which bears interest at the rate of LIBOR plus 1%, was provided for the remainder of the sales price which will be paid over a five-year period. There was no material gain or loss on the sale transaction.

Report of Ernst & Young LLP, Independent Auditors

BOARD OF DIRECTORS AND SHAREHOLDERS
ROGERS CORPORATION

We have audited the accompanying consolidated balance sheets of Rogers Corporation and subsidiaries as of December 29, 2002 and December 30, 2001, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three fiscal years in the period ended December 29, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Rogers Corporation and subsidiaries at December 29, 2002 and December 30, 2001, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended December 29, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note A to the consolidated financial statements, effective December 31, 2001, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."



Providence, Rhode Island
February 4, 2003

Shareholder Information

Corporate Headquarters
One Technology Drive
P.O. Box 188
Rogers, CT 06263-0188
PHONE: 860.774.9605

Other Information
Company founded – 1832
Incorporated in Massachusetts – 1929

The Company's press releases, annual report, and other information can be accessed through its home page on the World Wide Web at http://www.rogerscorporation.com

Annual Meeting
The annual meeting of shareholders of the Corporation will be at 10:30 a.m. EST on April 24, 2003, at the offices of Fleet Bank, 777 Main Street, Hartford, Connecticut.

Transfer Agent and Registrar
Shareholders with questions concerning the transfer of shares, lost certificates, changes of address, or other issues should contact Rogers' transfer agent and registrar:

Registrar and Transfer Company
Ten Commerce Drive
Cranford, NJ 07016
PHONE: 800.368.5948

Dividend and Market Information
Rogers Corporation stock trades on the New York Stock Exchange under the ticker symbol ROG.

Rogers does not currently pay a dividend.

Independent Auditors
Ernst & Young LLP
40 Westminster Street
Suite 800
Providence, RI 02903

Investor Conference Calls
Rogers Corporation conducts quarterly conference calls to discuss financial performance and other issues of importance to investors. To learn about scheduled calls, hear archived copies of previous calls, and to listen in to live Webcasts, visit the Web site at www.rogerscorporation.com

Published Financial Reports
The 2002 Form 10-K filed with the Securities and Exchange Commission ("SEC") and other published financial reports are accessible through the EDGAR database of the SEC at http://www.sec.gov/cgi-bin/srch-edgar (Enter 0000084748) or upon request to:

Rogers Investor Relations
PHONE: 860.774.9605
EMAIL: ir@rogerscorporation.com

Investor Information
The Investor Relations section of Rogers' corporate Web site (www.rogerscorporation.com) contains a wealth of valuable information ranging from financial news releases to archived (audio) copies of investor conference calls. For additional information, or to obtain copies of printed investor materials, please contact:

Rogers Investor Relations
EMAIL: ir@rogerscorporation.com
PHONE: 860.774.9605

Trademarks
The following are registered trademarks used by Rogers Corporation and/or its subsidiaries and joint ventures:

BISCO®, DUROID®, ENDUR®, FLEX-I-MID®, Induflex™, LEAD/lock®, NITROPHYL®, PERMAFRESH®, PORON®, PORON MEDICAL®, PORON PLUS®, R/bak®, R/flex®, R/flex Crystal®, RO2800®, RO3000®, RO4000®, ROGERS EXPRESS℠, RT/duroid®, TMM®, and ULTRALAM® are licensed trademarks of Rogers Corporation.

DUREL® and PROTOLIGHT® are registered trademarks of Durel Corporation.

Capital Stock Market Prices

The Company's capital stock is traded on the New York Stock Exchange. The following table sets forth the composite high and low closing prices during each quarter of the last two years on a per share basis.

	2002		2001	
Quarter	**High**	**Low**	High	Low
Fourth	**$ 26.39**	**$ 20.65**	$ 35.80	$ 27.80
Third	**28.85**	**23.35**	31.30	24.95
Second	**35.80**	**26.25**	35.60	23.90
First	**34.00**	**27.20**	42.00	31.75

Quarterly Results of Operations (Unaudited)

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	Quarter	Net Sales	Manufacturing Profit	Net Income	Basic Net Income Per Share	Diluted Net Income Per Share
2002	**Fourth**	**$ 51,516**	**$ 17,853**	**$ 5,422**	**$ .35**	**$ .34**
	Third	**56,034**	**17,463**	**4,770**	**.31**	**.30**
	Second	**57,330**	**17,696**	**4,531**	**.29**	**.28**
	First	**54,558**	**16,243**	**3,884**	**.25**	**.24**
2001	Fourth	$ 48,094	$ 14,611	$ 3,900	$ .25	$ .24
	Third	51,031	15,792	3,219	.21	.20
	Second	53,162	15,801	1,894	.12	.12
	First	63,750	20,654	6,721	.44	.42



One Technology Drive
P.O. Box 188
Rogers, Connecticut 06263-0188
PHONE: 860.774.9605
WEBSITE: http://www.rogerscorporation.com

It is the Company's policy to afford equal opportunity to all, regardless of race, color, religion, national origin, sex, sexual orientation, marital status, age, veteran status, or status as an individual with a disability, and to provide a work environment free of bias based on such categories. This policy applies to every phase of our operation, including recruitment, hiring, promotion, reclassification, transfer, compensation, benefits, termination, layoff and return from layoff, social and recreational programs, and any other aspect of employment.

© 2003 Rogers Corporation Printed in USA, March / 2003